Rupert, Kevin C.

From: Stokes, Mary K. [Stokes@BlankRome.com]
Sent: Friday, August 05, 2011 10:28 AM
To: Rupert, Kevin C.
Subject: Cornerstone
Attachments: CRF CLM SEC Response Letter August 2011.DOC; CRF Redline.DOC

Kevin,

As discussed, attached is the correspondence and N-2/A that we will file on EDGAR after the Funds' Boards of Directors meet on August 12, 2011 (and approve revisions to the Funds' DRIPs, which revisions are marked on the attached redline of the N-2/A). If possible, it would be extremely helpful to have any additional comments and/or feedback on our responses that you may have in advance of August 12, so that the Funds will be in a position to move forward on its intended schedule for this offering and within the conditions of its exemptive relief from the Commission relating to its managed distribution policy.

Thank you,

Mary

Mary K. Stokes | **Blank Rome LLP**
One Logan Square 130 North 18th Street | Philadelphia, PA 19103-6998
Phone: 215.569.5530 | Fax: 215.832.5530 | Email: Stokes@BlankRome.com

Phone: *(215) 569-5530*
`ax: *(215) 832-5530*
Email: *stokes@blankrome.com*

August 3, 2011

Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

      Re: **Cornerstone Total Return Fund, Inc. ("CRF")**
               SEC File Numbers: 333-175187 and 811-2363

               Cornerstone Strategic Value Fund, Inc. ("CLM" and together with CRF, the "Funds")
               SEC File Numbers: 333-175201 and 811-5150

Dear Mr. Rupert:

On behalf of the Funds, this letter is in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided by letter dated July 20, 2011, regarding each Fund's registration statement (together, the "Registration Statements") on Form N-2 filed under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act").

Transmitted herewith is a copy of the Pre-Effective Amendment #1 (the "Amendment") to the Registration Statements on Form N-2, including exhibits, for filing under the 1933 Act and the 1940 Act.

We have set forth below, in boldface type, the text of each comment, followed by the Fund's responses.

Page 12

     1.   **Comment. The section captioned "Board Considerations in Approving the Offering" cites the success of the 2010 rights offering as a factor in approving the current rights offering. Please expand the disclosure to discuss the number of shares issued in the**

2010 basic rights offering and the number of shares that were issued, if any, with respect to the over-allotment shares in the 2010 rights offering.

Response: With regard to CRF, the disclosure regarding the 2010 rights offering has been revised in each instance to include the following:

> Pursuant to the 2010 Offering, which was fully subscribed, the Fund issued 1,006,384 Shares **(46,351 Shares of which were Over-Allotment Shares)** at a subscription price of $7.23 per Share, for a total offering of $7,275,425.

With regard to CLM, shares were only issued pursuant to Basic Subscription requests and therefore the disclosure regarding the 2010 rights offering has been revised in each instance to include the following:

> Pursuant to the 2010 Offering, the Fund issued 1,433,827 Shares **in fulfillment of Basic Subscription requests,** at a subscription price of $8.24 per Share, for a total offering of $11,812,869.

2.   **Comment. Disclose that the Board of Directors considered the impact of the 2010 rights offering, if any, on the market price of its stock, and determined it was in the best interests of shareholders to proceed with the 2011 rights offering while continuing the managed distribution policy. If the Board did not consider such information, why was it not considered?**

Response: The following disclosure has been added to the "The Offering – Board Considerations in Approving the Offering":

> **The Board considered that, during the course of the Fund's 2010 Offering, the Fund's market price declined, however the Board noted that the Fund continued at all times during the 2010 Offering and since the 2010 Offering's conclusion to sell at a premium to NAV, and the market price has approached the level that it was prior to the 2010 Offering. As a result of these considerations, the Board determined that it was appropriate and in the best interest of the Fund and its shareholders to proceed with the proposed 2011 offering, while continuing with the Fund's managed distribution policy.**

Statement of Additional Information

Page 1

      3.   **Comment. Fundamental policy number 1[1] in the registration statement appears to be different from fundamental policy number 1[2] in the registration statement reviewed and declared effective by the staff on October 29, 2010. It appears that old fundamental policy number 1 was deleted. We are unable to locate a proxy filing consistent with any fundamental policy change. The policy numbers for other fundamental policies have also changed, but there does not appear to be any other substantive change. Please confirm there are no other changes and explain to the staff in your response letter why you believe this change is permissible.**

Response: CRF filed a proxy statement on DEFS14A on December 5, 2001, which sought shareholder approval of amendments to the Fund's fundamental investment restrictions, among other things. Such amendments were approved by shareholders and such amended fundamental investment restrictions remain in place today. The investment restrictions as set forth in the registration statement reviewed and declared effective by the Staff on October 29, 2010, were substantially similar to those approved by shareholders at the special meeting held on December 27, 2001, but not identical and their inclusion was an inadvertent error on our part. CRF hereby confirms that the investment restrictions as set forth in the Registration Statement and Pre-Effective Amendment #1 are correct at this time and no other substantive changes other than those stated in Comment #3 above were made pursuant to the DEFS14A. The Fund acknowledges that, although the fundamental restriction with respect to diversification was deleted by shareholder action in 2001, the Fund has nevertheless continued to comply with the diversification requirements. Because the Fund has operated as if it was diversified for more than three years, it intends to continue to do so in the absence of shareholder action to the

---

[1] This fundamental policy states "[t]he Fund shall not:

1.   Issue any senior securities (as defined in the Investment Company Act of 1940) except insofar as any borrowing permitted by item 2 below might be considered the issuance of senior securities."

[2] This fundamental policy states "[t]he Fund shall not:

1.   With respect to 75% of its total assets, purchase a security, other than securities issued or guaranteed by the U.S. Government or securities of other regulated investment companies, if as a result of such purchase, more than 5% of the value of that Fund's total assets would be invested in the securities of any one issuer, or that Fund would own more than 10% of the voting securities of any one issuer."

contrary pursuant to the Commission's expressed position that a Fund operated as diversified for more than three years may only become non-diversified fund if approved by shareholders.

General

4.   **Comment. Other than the previously granted exemptive relief with respect to the Fund's managed distribution policy, please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.**

Response: The Funds hereby confirm that they have not submitted nor do they expect to submit an exemptive application or no-action request in connection with the Registration Statements.

5.   **Comment. We note that Messrs. Bradshaw and Wilcox each filed a Form 4 on December 23, 2010. Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.**

Response: To the best of our knowledge, all officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports required by Section 16(a) of the Securities Exchange Act of 1934.

*   *   *   *   *   *   *   *   *   *

In connection with this response to the Staff's comments, the Fund, hereby states the following:

(1)   The Fund acknowledges that in connection with the comments made by the Staff regarding the Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)   The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)   The Fund represents that it will not assert the Staff's review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes

Cornerstone Total Return Fund, Inc.
[   ] Rights for [   ] Shares of Common Stock

———————————————

Cornerstone Total Return Fund, Inc. (the "Fund") is issuing non-transferable rights ("Rights") to its holders of record of shares ("Shares") of common stock ("Common Stock") (such holders herein defined as, "Stockholders"). These Rights will allow Stockholders to subscribe for new Shares of Common Stock. For every three (3) Rights a Stockholder receives, such Stockholder will be entitled to buy one (1) new Share. Each Stockholder will receive one Right for each outstanding Share it owns on ————**August 19**, 2011 (the "Record Date"). Fractional Shares will not be issued upon the exercise of the Rights. Accordingly, the number of Rights to be issued to a Stockholder on the Record Date will be rounded up to the nearest whole number of Rights evenly divisible by three. Stockholders on the Record Date may purchase Shares not acquired by other Stockholders in this Rights offering (the "Offering"), subject to certain limitations discussed in this Prospectus. Additionally, if there are not enough unsubscribed Shares to honor all over-subscription requests, the Fund may, in its sole discretion, issue additional Shares up to 100% of the Shares available in the Offering to honor over-subscription requests. See "The Offering" below.

The Rights are non-transferable, and may not be purchased or sold. Rights will expire without residual value at the Expiration Date (defined below). The Rights will not be listed for trading on the NYSE Amex, and there will not be any market for trading Rights. The Shares to be issued pursuant to the Offering will be listed for trading on the NYSE Amex, subject to the NYSE Amex being officially notified of the issuance of those Shares. On ————**August 5**, 2011, the last reported net asset value ("NAV") per Share was $____ and the last reported sales price per Share on the NYSE Amex was $____, which represents a ____% premium to the Fund's NAV per Share. The subscription price per Share (the "Subscription Price") will be the greater of (i) 102% of NAV per Share as calculated at the close of trading on the date of expiration of the Offering and (ii) 90% of the market price per Share at such time. The considerable number of shares that may be issued as a result of the Offering may cause the premium above NAV at which the Fund's shares are currently trading to decline, especially if stockholders exercising the Rights attempt to sell sizeable numbers of shares immediately after such issuance.

STOCKHOLDERS WHO CHOOSE TO EXERCISE THEIR RIGHTS WILL NOT KNOW THE SUBSCRIPTION PRICE PER SHARE AT THE TIME THEY EXERCISE SUCH RIGHTS BECAUSE THE OFFERING WILL EXPIRE (i.e., CLOSE) PRIOR TO THE AVAILABILITY OF THE FUND'S NAV AND OTHER RELEVANT MARKET INFORMATION ON THE EXPIRATION DATE. ONCE A STOCKHOLDER SUBSCRIBES FOR SHARES AND THE FUND RECEIVES PAYMENT, SUCH STOCKHOLDER WILL NOT BE ABLE TO CHANGE HIS OR HER DECISION. THE OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON ————SEPTEMBER 23, 2011 (THE "EXPIRATION DATE"), UNLESS EXTENDED, AS DISCUSSED IN THIS PROSPECTUS.

The Fund is a diversified, closed-end management investment company. Its investment objective is capital appreciation with current income as a secondary objective. The Fund seeks to achieve its objectives by investing primarily in U.S. and non-U.S. companies. There can be no assurance that the Fund's objectives will be achieved.

For more information, please call The Altman Group (the "Information Agent") toll free at (800) 581-4001.

(continued on following page)

Investing in the Fund involves risks. See "Risk Factors" on page ____ of this prospectus.

	Estimated Subscription Price(1)	Estimated Sales Load	Estimated Proceeds to the Fund(2)
Per Share	$_____	None	$_____
Total		None	

_____
(1)   Because the Subscription Price will not be determined until after printing and distribution of this Prospectus, the "Estimated Subscription Price" above is an estimate of the subscription price based on the Fund's per-Share NAV and market price at the close of trading on _____, 2011. See "The Offering - Subscription Price" and "The Offering - Payment for Shares."

(2)   Proceeds to the Fund are before deduction of expenses incurred by the Fund in connection with the Offering, estimated to be approximately $_____. Funds received prior to the final due date of this Offering will be deposited in a segregated account pending allocation and distribution of Shares. Interest, if any, on subscription monies will be paid to the Fund regardless of whether Shares are issued by the Fund; interest will not be used as credit toward the purchase of Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____, 2011.

119678.00100/12118874v.1~~0336~~

(continued from previous page

The Fund's Shares are listed on the NYSE Amex under the ticker symbol "CRF."

Investment Adviser. Cornerstone Advisors, Inc. (the "Adviser") acts as the Fund's investment adviser. See "Management of the Fund." As of June 30, 2011, the Adviser managed two other closed-end funds with combined assets with the Fund of approximately $~~~~~~~~~~~~~~~~179,099,323~~. The Adviser's address is 1075 Hendersonville Road, Suite 250, Asheville, North Carolina, 28803.

This prospectus sets forth concisely the information about the Fund that you should know before deciding whether to invest in the Fund~.~ A Statement of Additional Information, dated _____, 2011 (the "Statement of Additional Information"), and other materials, containing additional information about the Fund, have been filed with the Securities and Exchange Commission (the "SEC"). The Statement of Additional Information is incorporated by reference in its entirety into this prospectus, which means it is considered to be part of this prospectus. You may request a free copy of the Statement of Additional Information, the table of contents of which is on page ~—~**45** of this prospectus, and other information filed with the SEC, by calling collect (513) 326-3597 or by writing to the Fund c/o Ultimus Fund Solutions, LLC, 350 Jericho Turnpike, Suite 206, Jericho, NY 11753. The Fund files annual and semi-annual stockholder reports, proxy statements and other information with the SEC. The Fund does not have an Internet website. You can obtain this information or the Fund's Statement of Additional Information or any information regarding the Fund filed with the SEC from the SEC's web site (http://www.sec.gov).

The Fund's Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any governmental agency.

119678.00100/12118874v.1~0336~

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. The Fund will amend this prospectus if, during the period this prospectus is required to be delivered, there are any material changes to the facts stated in this prospectus subsequent to the date of this prospectus.

TABLE OF CONTENTS

119678.00100/12118874v.1~~03~~36

SUMMARY

This summary does not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading "Risk Factors."

The Fund	Cornerstone Total Return Fund, Inc. is a diversified, closed-end management investment company. It was incorporated in New York on March 16, 1973 and commenced investment operations on May 15, 1973. The Fund' s Shares of Common Stock are traded on the NYSE Amex under the ticker symbol "CRF." As of December 31, 2010, the Fund had 3,896,958 Shares issued and outstanding.
The Offering	The Fund is offering non-transferable rights to its Stockholders as of the close of business on ———**August 19**, 2011. These Rights will allow Stockholders to subscribe for an aggregate of _____ Shares of Common Stock. For every three (3) Rights a Stockholder receives, such Stockholder will be entitled to buy one (1) new Share at a subscription price equal to the greater of (i) 102% of NAV of the Common Stock as calculated on the Expiration Date and (ii) 90% of the market price at the close of trading on such date. Each Stockholder will receive one Right for each outstanding Share he or she owns on the Record Date (the "Basic Subscription"). Fractional Shares will not be issued upon the exercise of the Rights. Accordingly, the number of Rights to be issued to a Stockholder as of the Record Date will be rounded up to the nearest whole number of Rights evenly divisible by three. Common Stockholders as of the Record Date may purchase Shares not acquired by other Stockholders in this Rights offering (the "Offering"), subject to certain limitations discussed in this Prospectus. Additionally, if there are not enough unsubscribed Shares to honor all over-subscription requests, the Fund may, in its discretion, issue additional Shares up to 100% of the Shares available in the Offering to honor over-subscription requests.
	Shares will be issued within the 15-day period immediately following the record date of the Fund's monthly's distribution and Stockholders exercising rights will not be entitled to receive such dividend with respect to the shares issued pursuant to such exercise.
	The Fund conducted a rights offering that expired on December 10, 2010 (the "2010 Offering") and included similar terms and conditions as this Offering. Pursuant to the 2010 Offering, which was fully subscribed, the Fund issued 1,006,384 Shares **(46,351 Shares of which were Over-Allotment Shares)** at a subscription price of $7.23 per Share, for a total offering of $7,275,425.
Purpose of the Offering	The Board of Directors has determined that it would be in the best interests of the Fund and its Stockholders to increase the assets of the Fund. The primary reasons include: • The Basic Subscription will provide existing Stockholders an opportunity to purchase additional Shares at a price that is potentially below market value

	without incurring any commission or transaction charges.
	• Raising more cash will better position the Fund to take advantage of investment opportunities that exist or may arise.
	• Increasing the Fund's assets will provide the Fund additional flexibility in maintaining the Distribution Policy (see discussion below). This policy permits Stockholders to receive a predictable level of cash flow and some liquidity periodically with respect to their Common Stock without having to sell Shares.
	• Increasing Fund assets may lower the Fund's expenses as a proportion of net assets because the Fund's fixed costs would be spread over a larger asset base. There can be no assurance that by increasing the size of the Fund, the Fund's expense ratio will be lowered.
	• Because the Offering will increase the Fund's outstanding Shares, it may increase the number of Stockholders over the long term, which could increase the level of market interest in and visibility of the Fund and improve the trading liquidity of the Shares on the NYSE Amex.
	• The Offering is expected to be anti-dilutive to all Stockholders, including those electing not to participate, because the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund such that non-participating Stockholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Stockholders is not materially less than a full exercise of the Basic Subscription amount.
Investment Objective and Policies	The Fund's investment objective is capital appreciation with current income as a secondary objective.
	There is no assurance that the Fund will achieve its investment objectives. The Fund's investment objectives and some of its investment policies are considered fundamental policies and may not be changed without Stockholder approval. The Statement of Additional Information contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading "Investment Restrictions."
	During periods of adverse market or economic conditions, the Fund may temporarily invest all or a substantial portion of its net assets in cash or cash equivalents.
Investment Strategies	Under normal market conditions, the Fund's portfolio consists principally of the equity securities of large, mid and small-capitalization companies. Equity securities in which the Fund may invest include common and preferred stocks, convertible securities, warrants and other securities having the characteristics of common stocks, such as American Depositary Receipts

("ADRs") and International Depositary Receipts ("IDRs").

The Fund may invest up to 10% of its assets in other closed-end investment companies, provided that the Fund limits its investment so that not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund. As a stockholder in any investment company, the Fund will bear its ratable share of the investment company's expenses and would remain subject to payment of the Fund's advisory and administrative fees with respect to the assets so invested.

The Fund may invest a portion of its assets in U.S. dollar denominated debt securities when Fund management believes that it is appropriate to do so in order to achieve the Fund's secondary investment objective, for example, when interest rates are high in comparison to anticipated returns on equity investments. Debt securities in which the Fund may invest include U.S. dollar denominated bank, corporate or government bonds, notes, and debentures of any maturity determined by Fund management to be suitable for investment by the Fund. The Fund may invest in the securities of issuers that it determines to be suitable for investment by the Fund regardless of their rating, provided, however, that the Fund may not invest in debt securities that are determined by Fund management to be rated below "BBB" by S&P or Moody's, commonly referred to as "junk bonds."

In determining which securities to buy for the Fund's portfolio, the Fund's investment adviser uses a balanced approach, including "value" and "growth" investing by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics. Valuation and growth characteristics may be considered for purposes of selecting potential investment securities. In general, valuation analysis is used to determine the inherent value of the company by analyzing financial information such as a company's price to book, price to sales, return on equity, and return on assets ratios; and growth analysis is used to determine a company's potential for long-term dividends and earnings growth due to market-oriented factors such as growing market share, the launch of new products or services, the strength of its management and market demand. Fluctuations in these characteristics may trigger trading decisions to be made by the adviser.

The Fund may, without limitation, hold cash or invest in assets in money market instruments, including U.S. and non-U.S. government securities, high grade commercial paper and certificates of deposit and bankers' acceptances issued by U.S. and non-U.S. banks having deposits of at least $500 million.

The Fund may invest up to 20% of its assets in illiquid U.S. securities. The Fund will invest only in such illiquid securities that, in the opinion of Fund management, present opportunities for substantial growth over a period of two to five years.

The Fund's investment policies emphasize long-term investment

	in the securities of companies, therefore, the Fund's annual portfolio turnover rate is expected to continue to be relatively low, ranging between 10% and 90%.
Investment Adviser and Fee	Cornerstone Advisors, Inc. (the "Adviser"), the investment adviser of the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. As of June 30, 2011, the Adviser managed two other closed-end funds with combined assets with the Fund of $~~—~~ **179,099,323** under management. The Adviser is entitled to receive a monthly fee at the annual rate of 1.00% of the Fund's average weekly net assets. See "Management of the Fund."
Administrator and Fund Accounting Agent	Ultimus Fund Solutions, LLC ("Ultimus"), 350 Jericho Turnpike, Suite 206, Jericho, NY 11753, serves as administrator and accounting agent to the Fund. Under the administration agreement with the Fund, Ultimus is responsible for generally managing the administrative affairs of the Fund and is entitled to receive a monthly fee at the annual rate of 0.10% of the Fund's average weekly net assets, subject to a minimum annual fee of $50,000. Under the Fund Accounting Agreement, Ultimus calculates the net asset value per share and maintains the financial books and records of the Fund and is entitled to receive a base fee of $2,500 per month plus an asset based fee of 0.010% of the First $500 million of average daily net assets and 0.005% of such assets in excess of $500 million. See "Management of the Fund."
Closed-End Fund Structure	Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not redeem their shares at the option of the stockholder and generally list their shares for trading on a securities exchange. By comparison, mutual funds issue securities that are redeemable daily at net asset value at the option of the stockholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund's investment objectives and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in the employment of financial leverage and in the ability to make certain types of investments, including investments in illiquid securities. Although the Fund's Common Stock has frequently traded at a premium to its net asset value during the past several years, shares of closed-end funds frequently trade at a discount from their net asset value. In recognition of the possibility that the Fund's Shares might trade at a discount to net asset value and that any such discount may not be in the interest of Stockholders, the Fund's Board of Directors, in consultation with the Adviser, may, from time to time, review possible actions to reduce any such discount, including that the Board of Directors may consider open market repurchases or tender offers for Fund shares. There can be no assurance that the Board of Directors will decide to undertake any of these actions or that, if undertaken, such actions would

	result in the Fund's shares trading at a price equal to or close to net asset value per share.
	In addition, the Fund's distribution policy may continue to be an effective action to counter a trading discount. See "Distribution Policy."
	The Board of Directors might also consider the conversion of the Fund to an open-end investment company. The Board of Directors believes, however, that the closed-end structure is desirable, given the Fund's investment objective and policies. Investors should assume, therefore, that it is highly unlikely that the Board of Directors would vote to convert the Fund to an open-end investment company.
Summary of Principal Risks	Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following principal risks that you assume when you invest in the Fund.
	Stock Market Volatility. Stock markets can be volatile. In other words, the prices of stocks can rise or fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. The Fund is subject to the general risk that the value of its investments may decline if the stock markets perform poorly. There is also a risk that the Fund's investments will underperform either the securities markets generally or particular segments of the securities markets.
	Issuer Specific Changes. Changes in the financial condition of an issuer, changes in the specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect the credit quality or value of an issuer's securities. Lower-quality debt securities tend to be more sensitive to these changes than higher-quality debt securities.
	Common Stock Risk. The Fund will invest a significant portion of its net assets in common stocks. Common stocks represent an ownership interest in a company. The Fund may also invest in securities that can be exercised for or converted into common stocks (such as convertible preferred stock). Common stocks and similar equity securities are more volatile and more risky than some other forms of investment. Therefore, the value of your investment in the Fund may sometimes decrease instead of increase. Common stock prices fluctuate for many reasons, including changes in investors' perceptions of the financial condition of an issuer, the general condition of the relevant stock market or when political or economic events affecting the issuers occur. In addition, common stock prices may be sensitive to rising interest rates, as the costs of capital rise for issuers. Because convertible securities can be converted into equity securities, their values will normally increase or decrease as the values of the underlying equity securities increase or decrease. The common stocks in which the Fund will invest are structurally subordinated to preferred securities, bonds and other

5

	debt instruments in a company's capital structure in terms of priority to corporate income and assets and, therefore, will be subject to greater risk than the preferred securities or debt instruments of such issuers.
	Foreign Securities Risk. Investments in securities of non-U.S. issuers involve special risks not presented by investments in securities of U.S. issuers, including the following: less publicly available information about companies due to less rigorous disclosure or accounting standards or regulatory practices; the impact of political, social or diplomatic events, including war; possible seizure, expropriation or nationalization of the company or its assets; possible imposition of currency exchange controls; and changes in foreign currency exchange rates. These risks are more pronounced to the extent that the Fund invests a significant amount of its investments in companies located in one region. These risks may be greater in emerging markets and in less developed countries. For example, prior governmental approval for foreign investments may be required in some emerging market countries, and the extent of foreign investment may be subject to limitation in other emerging countries. With respect to risks associated with changes in foreign currency exchange rates, the Fund does not expect to engage in foreign currency hedging transactions.
	Defensive Positions. During periods of adverse market or economic conditions, the Fund may temporarily invest all or a substantial portion of its assets in cash or cash equivalents. The Fund would not be pursuing its investment objective in these circumstances and could miss favorable market developments.
	Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Fund's successful pursuit of its investment objective depends upon the Adviser's ability to find and exploit market inefficiencies with respect to undervalued securities. Such situations occur infrequently and sporadically and may be difficult to predict, and may not result in a favorable pricing opportunity that allows the Adviser to fulfill the Fund's investment objective. The Adviser's security selections and other investment decisions might produce losses or cause the Fund to underperform when compared to other funds with similar investment goals. If one or more key individuals leave the employ of the Adviser, the Adviser may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective. The Adviser may also benefit from the Offering because its fee is based on the assets of the Fund, which could be perceived as a conflict of interest.
	Managed Distribution Risk. Under the managed distribution policy, the Fund makes monthly distributions to Stockholders at a rate that may include periodic distributions of its net income and net capital gains, ("Net Earnings"), or from return-of-capital. For any fiscal year where total cash distributions exceeded Net Earnings (the "Excess"), the Excess would decrease the Fund's total assets and, as a result, would have the likely effect

6

of increasing the Fund's expense ratio. There is a risk that the total Net Earnings from the Fund's portfolio would not be great enough to offset the amount of cash distributions paid to Fund Stockholders. If this were to be the case, the Fund's assets would be depleted, and there is no guarantee that the Fund would be able to replace the assets. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio, including securities purchased with proceeds from the Offering, at a time when independent investment judgment might not dictate such action. Furthermore, such assets used to make distributions will not be available for investment pursuant to the Fund's investment objective. Sustaining the managed distribution policy could require the Fund to raise additional capital in the future.

Preferred Securities Risk.   Investment in preferred securities carries risks including credit risk, deferral risk, redemption risk, limited voting rights, risk of subordination and lack of liquidity. Fully taxable or hybrid preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions for up to 20 consecutive quarters. Traditional preferreds also contain provisions that allow an issuer, under certain conditions to skip (in the case of "noncumulative preferreds") or defer (in the case of "cumulative preferreds"), dividend payments. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes while it is not receiving any distributions. Preferred securities typically contain provisions that allow for redemption in the event of tax or security law changes in addition to call features at the option of the issuer. In the event of a redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities typically do not provide any voting rights, except in cases when dividends are in arrears beyond a certain time period, which varies by issue. Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities, corporate debt or common stocks. Dividends paid on preferred securities will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See "Federal Income Tax Matters."

Convertible Securities Risk.   The value of a convertible security, including, for example, a warrant, is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment

7

value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

Other Investment Company Securities Risk. The Fund invests in the securities of other closed-end investment companies. Investing in other investment companies involves substantially the same risks as investing directly in the underlying instruments, but the total return on such investments at the investment company level may be reduced by the operating expenses and fees of such other investment companies, including advisory fees. To the extent the Fund invests a portion of its assets in investment company securities, those assets will be subject to the risks of the purchased investment company's portfolio securities, and a stockholder in the Fund will bear not only his proportionate share of the expenses of the Fund, but also, indirectly, the expenses of the purchased investment company. There can be no assurance that the investment objective of any investment company in which the Fund invests will be achieved.

Repurchase Agreement Risk. The Fund could suffer a loss if the proceeds from a sale of the securities underlying a repurchase agreement to which it is a party turns out to be less than the repurchase price stated in the agreement. In addition, repurchase agreements may involve risks in the event of default or insolvency of the seller, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

Managed Distribution Policy	Effective June 25, 2002, the Fund initiated a fixed, monthly distribution to Stockholders. On November 29, 2006, this distribution policy was updated to provide for the annual resetting of the monthly distribution amount per share based on the Fund's net asset value on the last business day in each October. The terms of the distribution policy will be reviewed and approved at least annually by the Fund's Board of Directors and can be modified at their discretion. To the extent that these distributions exceed the current earnings of the Fund, the balance will be

119678.00100/12118874v.1~~0~~336

generated from sales of portfolio securities held by the Fund, and will be distributed as either short-term or long-term capital gains or a tax-free return-of-capital. To the extent these distributions are not represented by net investment income and capital gains, they will not represent yield or investment return on the Fund's investment portfolio. A return-of-capital distribution reduces the tax basis of an investor's Shares. The Fund plans to maintain this distribution policy even if a return-of-capital distribution would exceed an investor's tax basis and therefore be a taxable distribution.

To the extent necessary to meet the amounts distributed under the Fund's managed distribution policy, portfolio securities, including those purchased with proceeds of this Offering, may be sold to the extent adequate income is not available. Sustaining the managed distribution policy could require the Fund to raise additional capital in the future.

Although it has no current intention to do so, the Board may terminate this distribution policy at any time, and such termination may have an adverse effect on the market price for the Fund's Shares. The Fund determines annually whether to distribute any net realized long-term capital gains in excess of net realized short-term capital losses, including capital loss carryovers, if any. To the extent that the Fund's taxable income in any calendar year exceeds the aggregate amount distributed pursuant to this distribution policy, an additional distribution may be made to avoid the payment of a 4% U.S. federal excise tax, and to the extent that the aggregate amount distributed in any calendar year exceeds the Fund's taxable income, the amount of that excess may constitute a return-of-capital for tax purposes. Dividends and distributions to Stockholders are recorded by the Fund on the ex-dividend date.

Dividend Reinvestment Plan	Unless a Stockholder elects otherwise, the Stockholder's distributions will be reinvested in additional Shares under the Fund's dividend reinvestment plan. Stockholders who elect not to participate in the Fund's dividend reinvestment plan will receive all distributions in cash paid to the Stockholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). See "Dividend Reinvestment Plan."
Stock Purchases and Tenders	The Board of Directors may consider repurchasing the Fund's Shares in the open market or in private transactions, or tendering for Shares, in an attempt to reduce or eliminate a market value discount from net asset value, if one should occur. There can be no assurance that the Board of Directors will determine to effect any such repurchase or tender or that it would be effective in reducing or eliminating any market value discount.
Custodian and Transfer Agent	U.S. Bank National Association serves as the Fund's custodian and American Stock Transfer and Trust Company serves as the Fund's transfer agent. See "Management of the Fund".

9

SUMMARY OF FUND EXPENSES

The following table shows Fund expenses as a percentage of net assets attributable to common shares.

Stockholder Transaction Expenses	
Sales load	None
Dividend Reinvestment Plan fees	None
Annual Expenses (as a percentage of net assets attributable to common shares)	
Management fees	1.00%
Other expenses (1)	1.37%
Acquired Fund fees and expenses (2)	0.06%
Total Annual Expenses	2.43%

Example (3)

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment in common shares, assuming (i) annual expenses of 2.43% of net assets attributable to common shares and (ii) a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$25	$77	$131	$280

_____

(1)   "Other Expenses" include, among other expenses, administration and fund accounting fees. The Fund has no current intention to borrow money for investment purposes and or to sell securities short.

(2)   The Fund invests in other closed-end investment companies (collectively, the "Acquired Funds"). The Fund's stockholders indirectly bear a pro rata portion of the fees and expenses of the Acquired Funds in which the Fund invests. Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year.

(3)   The example assumes that the estimated "Other Expenses" set forth in the Annual Expenses table remain the same each year and that all dividends and distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. The example further assumes that the Fund uses no leverage, as currently intended. Moreover, the Fund's actual rate of return will vary and may be greater or less than the hypothetical 5% annual return.

The purpose of the above table is to help a holder of common shares understand the fees and expenses that such holder would bear directly or indirectly. **The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.**

THE FUND

The Fund is a diversified, closed-end management investment company. The Fund was organized as a New York corporation on March 16, 1973. The Fund's principal office is located c/o Ultimus Fund Solutions, LLC at 350 Jericho Turnpike, Suite 206, Jericho, NY 11753, and its telephone number is (513) 326-3597.

THE OFFERING

Terms of the Offering. The Fund is issuing to Record Date Stockholders (i.e., stockholders who hold Shares on the Record Date) non-transferable Rights to subscribe for Shares. Each Record Date Stockholder is being issued one non-transferable Right for every one Share owned on the Record Date. The Rights entitle a Record Date Stockholder to acquire one Share at the Subscription Price for every three Rights held. Fractional Shares will not be issued upon the exercise of the Rights. Accordingly, the number of Rights to be issued to a Record Date Stockholder on the Record Date will be rounded up to the nearest whole number of Rights evenly divisible by three. Rights may be exercised at any time during the Subscription Period which commences on _____, 2011 and ends at 5:00 p.m., New York City time, on _____**September 23**, 2011, unless extended by the Fund to a date

119678.00100/12118874v.10336

not later than _____, 2011, at 5:00 p.m., New York City time. See "Expiration of the Offering." The right to acquire one additional Share for every three Rights held during the Subscription Period at the Subscription Price is hereinafter referred to as the "Basic Subscription."

In addition to the Basic Subscription, Record Date Stockholders who exercise all of their Rights are entitled to subscribe for Shares which were not otherwise subscribed for by others in the Basic Subscription (the "Additional Subscription Privilege"). If sufficient Shares are not available to honor all requests under the Additional Subscription Privilege, the Fund may, in its discretion, issue additional Shares up to 100% of the Shares available in the Offering (or _____ Shares for a total of _____ Shares) (the "Over-Allotment Shares") to honor over-subscription requests, with such Shares subject to the same terms and conditions of this Offering. See "Additional Subscription Privilege" below. For purposes of determining the maximum number of Shares a Stockholder may acquire pursuant to the Offering, broker-dealers whose Shares are held of record by any Nominee will be deemed to be the holders of the Rights that are issued to such Nominee on their behalf. The term "Nominee" shall mean, collectively, CEDE & Company ("Cede"), as nominee for the Depository Trust Company ("DTC"), or any other depository or nominee. Shares acquired pursuant to the Additional Subscription Privilege are subject to allotment, which is more fully discussed below under "Additional Subscription Privilege."

SHARES WILL BE ISSUED WITHIN THE 15-DAY PERIOD IMMEDIATELY FOLLOWING THE RECORD DATE OF THE FUND'S MONTHLY DISTRIBUTION AND STOCKHOLDERS EXERCISING RIGHTS WILL NOT BE ENTITLED TO RECEIVE SUCH DIVIDEND WITH RESPECT TO THE SHARES ISSUED PURSUANT TO SUCH EXERCISE.

Rights will be evidenced by Subscription Certificates. The number of Rights issued to each Record Date Stockholder will be stated on the Subscription Certificates delivered to the Record Date Stockholder. The method by which Rights may be exercised and Shares paid for is set forth below in "Method of Exercising Rights" and "Payment for Shares." A RIGHTS HOLDER WILL HAVE NO RIGHT TO RESCIND A PURCHASE AFTER THE SUBSCRIPTION AGENT HAS RECEIVED PAYMENT. See "Payment for Shares" below.

The Rights are non-transferable and may not be purchased or sold. Rights will expire without residual value at the Expiration Date. The Rights will not be listed for trading on the NYSE Amex, and there will not be any market for trading Rights. The Shares to be issued pursuant to the Offering will be listed for trading on the NYSE Amex, subject to the NYSE Amex being officially notified of the issuance of those Shares.

Purpose of the Offering. At a meeting held on June 28, 2011, the Board approved the Offering and determined that it would be in the best interests of the Fund and its existing Stockholders to increase the assets of the Fund. The primary reasons include:

- The Basic Subscription will provide existing Stockholders an opportunity to purchase additional Shares at a price that is potentially below market value without incurring any commission or transaction charges.

- Raising more cash will better position the Fund to take advantage of investment opportunities that exist or may arise.

- Increasing the Fund's assets will provide the Fund additional flexibility in maintaining the Distribution Policy (see discussion below). This policy permits Stockholders to receive a predictable level of cash flow and some liquidity periodically with respect to their Common Stock without having to sell Shares.

- Increasing Fund assets may lower the Fund's expenses as a proportion of net assets because the Fund's fixed costs would be spread over a larger asset base. There can be no assurance that by increasing the size of the Fund, the Fund's expense ratio will be lowered.

- Because the Offering will increase the Fund's outstanding Shares, it may increase the number of Stockholders over the long term, which could increase the level of market interest in and visibility of the Fund and improve the trading liquidity of the Shares on the NYSE Amex.

-       The Offering is expected to be anti-dilutive to all Stockholders, including those electing not to participate, because the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund such that non-participating Stockholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Stockholders is not materially less than a full exercise of the Basic Subscription amount.

Board Considerations in Approving the Offering. At a meeting held on June 28, 2011, the Board considered the approval of the Offering. In considering whether or not to approve the Offering, the Board relied on materials and information prepared and presented by the Fund's management at such meeting and discussions at that time. Based on such materials and their deliberations at this meeting, the Board determined that it would be in the best interests of the Fund and its Stockholders to conduct the Offering in order to increase the assets of the Fund available for current and future investment opportunities. In making its determination, the Board considered the various factors set forth in "The Offering - Purpose of the Offering". The Board also considered a number of other factors, including the success of the rights offering conducted by the Fund in 2010 **and that the 2010 Offering was anti-dilutive to Stockholders**, the ability of the Adviser to invest the proceeds of the Offering, the potential effect of the Offering on the Fund's stock price and conditions to the Fund's exemptive relief in connection with its managed distribution policy**. The Board considered that, during the course of the Fund's 2010 Offering, the Fund's market price declined, however the Board noted that the Fund continued at all times during the 2010 Offering and since the 2010 Offering's conclusion to sell at a premium to NAV, and the market price has approached the level that it was prior to the 2010 Offering**. When considering the potential effect of the Offering on the Fund's stock price, the Board concluded that the impact on the Fund's price was uncertain and, regardless of the potential impact, the Offering was in the best interest of the ~~s~~**S**tockholders. **As a result of these considerations, the Board determined that it was appropriate and in the best interest of the Fund and its shareholders to proceed with the proposed 2011 offering, while continuing with the Fund's managed distribution policy.**

The Board voted unanimously to approve the terms of the Offering. One of the Fund's Directors who voted to authorize the Offering is affiliated with the Adviser and, therefore, could benefit indirectly from the Offering. The other five directors are not "interested persons" of the Fund within the meaning of the 1940 Act. The Adviser may also benefit from the Offering because its fee is based on the assets of the Fund. It is not possible to state precisely the amount of additional compensation the Adviser might receive as a result of the Offering because it is not known how many Shares will be subscribed for and because the proceeds of the Offering will be invested in additional portfolio securities, which will fluctuate in value. It is likely that affiliates of the Adviser who are also ~~s~~**S**tockholders will participate in the Offering along with the other ~~s~~**S**tockholders and, accordingly, will receive the same benefits of acquiring shares as other ~~s~~**S**tockholders.

The Fund may, in the future, choose to make additional rights offerings from time to time for a number of Shares and on terms that may or may not be similar to this Offering. Any such future rights offerings will be made in accordance with the then applicable requirements of the 1940 Act and the Securities Act. If Fund shares begin to trade at a discount, the Board may make a determination whether to discontinue the Offering.

There can be no assurance that the Fund or its Stockholders will achieve any of the foregoing objectives or benefits through the Offering.

The Subscription Price. The Subscription Price for the Shares to be issued under the Offering will be equal to the greater of (i) 102% of NAV per Share as calculated at the close of trading on the Expiration Date or (ii) 90% of the market price per Share at such time. For example, if the Offering were held using the "Estimated Subscription Price" (i.e., an estimate of the Subscription Price based on the Fund's per-share NAV and market price at the end of business on ~~———~~**August 5**, 2011 ($____ and $____, respectively), the Subscription Price would be $_____ per share (90% of $____).

Additional Subscription Privilege. If all of the Rights initially issued are not exercised, any Shares for which subscriptions have not been received will be offered, by means of the Additional Subscription Privilege, to Record Date Stockholders who have exercised all of the Rights initially issued to them and who wish to acquire more than the number of Shares for which the Rights held by them are exercisable. Record Date Stockholders who

12

exercise all of their Rights will have the opportunity to indicate on the Subscription Certificate how many unsubscribed Shares they are willing to acquire pursuant to the Additional Subscription Privilege.

If enough unsubscribed Shares remain after the Basic Subscriptions have been exercised, all over-subscription requests will be honored in full. If there are not enough unsubscribed Shares to honor all over-subscription requests, the Fund may, in its discretion, issue additional Shares up to 100% of Shares available in the Offering to honor Additional Subscription Privilege requests (defined above as the "Over-Allotment Shares"), with such Shares subject to the same terms and conditions of this Offering. In the event that the Subscription Price is less than the Estimated Subscription Price, Over-Allotment Shares may be used by the Fund to fulfill any Shares subscribed for under the Basic Subscription. The method by which any unsubscribed Shares or Over-Allotment Shares (collectively, the "Excess Shares") will be distributed and allocated pursuant to the Additional Subscription Privilege is as follows:

(i)   If there are sufficient Excess Shares to satisfy all additional subscriptions by Stockholders exercising their rights under the Additional Subscription Privilege, each such Stockholder shall be allotted the number of Shares which the Stockholder requested.

(ii)   If the aggregate number of Shares subscribed for under the Additional Subscription Privilege exceeds the number of Excess Shares, the Excess Shares will be allocated to Record Date Stockholders who have exercised all of their Rights in accordance with their Additional Subscription Privilege request.

(iii)   If there are not enough Excess Shares to fully satisfy all Additional Subscription Privilege requests by Record Date Stockholders pursuant to paragraph (2) above, the Excess Shares will be allocated among Record Date Stockholders who have exercised all of their Rights in proportion, not to the number of Shares requested pursuant to the Additional Subscription Privilege, but to the number of Rights exercised by them; provided, however, that no Stockholder shall be allocated a greater number of Excess Shares than such Record Date Stockholder paid for and in no event shall the number of Shares allocated in connection with the Additional Subscription Privilege exceed 100% of the Shares available in the Offering. The formula to be used in allocating the Excess Shares under this paragraph is as follows: (Rights Exercised by over-subscribing Record Date Stockholder divided by Total Rights Exercised by all over-subscribing Record Date Stockholders) multiplied by Excess Shares Remaining.

The percentage of Excess Shares each over-subscriber may acquire will be rounded up to result in delivery of whole Shares (fractional Shares will not be issued).

The forgoing allocation process may involve a series of allocations in order to assure that the total number of Shares available for over-subscription are distributed on a pro-rata basis. The Fund will not offer or sell any Shares which are not subscribed for under the Basic Subscription or the Additional Subscription Privilege. The Additional Subscription Privilege may result in additional dilution of a Stockholder's ownership percentage and voting rights.

The Fund will not offer or sell any Shares which are not subscribed for under the Basic Subscription or the Additional Subscription Privilege.

Expiration of the Offering. The Offering will expire at 5:00 p.m., New York City time, on the Expiration Date (————September 23, 2011), unless extended by the Fund to a date not later than ————, 2011, 5:00 p.m., New York City time (the "Extended Expiration Date"). Rights will expire on the Expiration Date (or Extended Expiration Date as the case may be) and thereafter may not be exercised.

Method of Exercising Rights. Rights may be exercised by filling in and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Subscription Agent, together with payment for the Shares as described below under "Payment for Shares." Rights may also be exercised through a Rights holder's broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date (or Extended Expiration Date as the case may be). The Subscription Certificate and payment should be delivered to the Subscription Agent at the following address:

<table>
<tr><td><u>If by first class mail:</u></td><td><u>If by mail or overnight courier:</u></td></tr>
<tr><td>The Colbent Corporation
Cornerstone Total Return Fund, Inc.
Rights Offering
Att: Corporate Actions
P.O. Box 859208
Braintree, MA 02185-9208</td><td>The Colbent Corporation
Cornerstone Total Return Fund, Inc.
Rights Offering
Att: Corporation Actions
161 Bay State Drive
Braintree, MA 02184</td></tr>
</table>

Subscription Agent. The Subscription Agent is The Colbent Corporation, with an address at 161 Bay State Drive, Braintree, MA 02184. The Subscription Agent will receive from the Fund an amount estimated to be $16,000, comprised of a project management fee of $7,500 and the reimbursement for certain expenses related to the Offering estimated at 8,500. INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO THE INFORMATION AGENT, THE ALTMAN GROUP, AT (800) 581-4001; HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.

Payment for Shares. Record Date Stockholders who wish to acquire Shares in the Basic Subscription or pursuant to the Additional Subscription Privilege must, together with the properly completed and executed Subscription Certificate, send payment for the Shares acquired in the Basic Subscription and any additional Shares subscribed for pursuant to the Additional Subscription Privilege, to the Subscription Agent based on the Estimated Subscription Price of $___ per Share. To be accepted, such payment, together with the Subscription Certificate, must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date (or Extended Expiration Date as the case may be).

If the Estimated Subscription Price is greater than the actual per Share purchase price, the excess payment will be applied toward the purchase of Unsubscribed Shares to the extent that there remain sufficient unsubscribed Shares available after the Basic Subscription and Additional Subscription Privilege allocations are completed. To the extent that sufficient Unsubscribed Shares are not available to apply all of the excess payment toward the purchase of Unsubscribed Shares, available Shares will be allocated in the manner consistent with that described in the section entitled "Additional Subscription Privilege" above.

PAYMENT MUST ACCOMPANY ANY SUBSCRIPTION CERTIFICATE FOR SUCH SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

Within five (5) business days following the completion of the Expiration Date (or Extended Expiration Date as the case may be), a confirmation will be sent by the Subscription Agent to each Stockholder (or, if the Shares on the Record Date are held by CEDE or any other depository or nominee, to CEDE or such other depository or nominee). The date of the confirmation is referred to as the "Confirmation Date." The confirmation will show (i) the number of Shares acquired pursuant to the Basic Subscription; (ii) the number of Shares, if any, acquired pursuant to the Additional Subscription Privilege; (iii) the per Share and total purchase price for the Shares; and (iv) any additional amount payable by such Stockholder to the Fund (e.g., if the Estimated Subscription Price was less than the Subscription Price on the Expiration Date) or any excess to be refunded by the Fund to such Stockholder (e.g., if the Estimated Subscription Price was more than the Subscription Price on the Expiration Date). Any additional payment required from a Stockholder must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the date specified as the deadline for final payment for Shares, and any excess payment to be refunded by the Fund to such Stockholder will be mailed by the Subscription Agent within ten (10) business days after the Confirmation Date. All payments by a Stockholder must be made in United States Dollars by money order or by checks drawn on banks located in the continental United States payable to "Cornerstone Total Return Fund, Inc.".

Issuance and delivery of certificates for the Shares subscribed for are subject to collection of funds and actual payment by the subscribing Stockholder.

The Subscription Agent will deposit all checks received by it prior to the final due date into a segregated account pending distribution of the Shares from the Offering. Any interest earned on such account will accrue to the benefit of the Fund and investors will not earn interest on payments submitted nor will interest be credited toward the purchase of Shares.

YOU WILL HAVE NO RIGHT TO RESCIND YOUR SUBSCRIPTION AFTER THE SUBSCRIPTION AGENT HAS RECEIVED THE SUBSCRIPTION CERTIFICATE.

If a Record Date Stockholder who acquires Shares pursuant to the Basic Subscription or the Additional Subscription Privilege does not make payment of any amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Shares which could be acquired by such holder upon exercise of the Basic Subscription or the Additional Subscription Privilege; (iii) sell all or a portion of the Shares actually purchased by the holder in the open market, and apply the proceeds to the amounts owed; or (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Shares and to enforce the relevant guaranty of payment.

Holders who hold Shares for the account of others, such as brokers, trustees, or depositaries for securities, should notify the respective beneficial owners of the Shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Shares or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND OR THE ADVISER.

The method of delivery of Subscription Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Rights holders, but if sent by mail it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, each Record Date Stockholder participating in the Offering is strongly urged to pay, or arrange for payment, by means of a certified or cashier's check or money order.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. If the Fund elects in its sole discretion to waive any defect or irregularity, it may do so on a case-by-case basis which means that not all defects or irregularities may be waived, if at all, or waived in the same manner as with other defects or irregularities. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Delivery of the Shares. The Shares purchased pursuant to the Basic Subscription will be delivered to subscribers in book-entry form as soon as practicable after the corresponding Rights have been validly exercised and full payment for the Shares has been received and cleared. The Shares of Common Stock purchased pursuant to the Additional Subscription Privilege will be delivered to subscribers in book-entry form as soon as practicable after the Expiration Date and after all allocations have been conducted.

Foreign Restrictions. Subscription Certificates will only be mailed to Record Date Stockholders whose addresses are within the United States (other than an APO or FPO address). Record Date Stockholders whose addresses are outside the United States or who have an APO or FPO address will receive written notice of the

Offering and those who wish to subscribe to the Offering either in part or in full should contact the Subscription Agent by written instruction no later than three Business Days prior to the Expiration Date. The Fund will determine whether the Offering may be made to any such Record Date Stockholder. If no instructions have been received by the Expiration Date, the Rights of those foreign Record Date Stockholders will expire.

Federal Income Tax Consequences Associated with the Offering. The following is a general summary of the significant federal income tax consequences of the receipt of Rights by a Record Date Stockholder and a subsequent lapse or exercise of such Rights. The discussion is based upon applicable provisions of the Code, the Treasury Regulations promulgated thereunder, and other authorities currently in effect but does not address any state, local, or foreign tax consequences of the Offering. Each Stockholder should consult its own tax advisor regarding specific questions as to federal, state, local, or foreign taxes. Each Stockholder should also review the discussion of certain tax considerations affecting it and the Fund set forth under "Federal Income Tax Matters."

For purposes of the following discussion, the term "Old Share" shall mean a currently outstanding Share with respect to which a Right is issued and the term "New Share" shall mean a newly issued Share that Record Date Stockholders receive upon the exercise of their Rights.

For all Record Date Stockholders:

Neither the receipt nor the exercise of Rights by a Record Date Stockholder will result in taxable income to such stockholder for federal income tax purposes regardless of whether or not the stockholder makes the below-described election which is available under Section 307(b)(2) of the Code (a "Section 307(b)(2) Election").

If the fair market value of the Rights distributed to all of the Record Date Stockholders is more than 15% of the total fair market value of all of the Fund's outstanding Common Stock as of the Record Date, or if a Record Date Stockholder makes a Section 307(b)(2) Election for the taxable year in which such Rights were received, the Record Date Stockholder's federal income tax basis in any Right received pursuant to the Offering will be equal to a portion of the Record Date Stockholder's existing federal income tax basis in the related Old Share. If made, a Section 307(b)(2) Election is effective with respect to all Rights received by a Record Date Stockholder. A Section 307(b)(2) Election is made by attaching a statement to the Record Date Stockholder's federal income tax return for the taxable year of the Record Date (which is the same as the year as when the Rights were received). Record Date Stockholders should carefully review the differing federal income tax consequences described below before deciding whether or not to make a Section 307(b)(2) Election.

For Record Date Stockholders When the Fair Market Value of Rights Distributed Exceed 15% of the Total Fair Market Value of the Fund's Common Stock or When Making a 307(b)(2) Election:

Lapse of Rights. If the fair market value of rights distributed exceed 15% of the total fair market value of the Common Stock or if a Record Date Stockholder makes a Section 307(b)(2) Election, no taxable loss will be realized for federal income tax purposes if the Record Date Stockholder retains a Right but allows it to lapse without exercise. Moreover, the existing federal income tax basis of the related Old Share will not be reduced if such lapse occurs.

Exercise of Rights. If a Record Date Stockholder exercises a Right, the Record Date Stockholder's existing federal income tax basis in the related Old Share must be allocated between such Right and the Old Share in proportion to their respective fair market values as of the Record Date (effectively reducing the Record Date Stockholder's basis in his Old Share). Upon such exercise of the Record Date Stockholder's Rights, the New Shares received by the Record Date Stockholder pursuant to such exercise will have a federal income tax basis equal to the sum of the basis of such Rights as described in the previous sentence and the Subscription Price paid for the New Shares (as increased by any servicing fee charged to the Record Date Stockholder by his broker, bank or trust company and other similar costs). If the Record Date Stockholder subsequently sells such New Shares (and holds such Shares as capital assets at the time of their sale), the Record Date Stockholder will recognize a capital gain or loss equal to the difference between the amount received from the sale of the New Shares and the Record Date Stockholder's federal income tax basis in the New Shares as described above. Such capital gain or loss will be long-term capital gain or loss if the New Shares are sold more than one year after the date that the New Shares are acquired by the Record Date Stockholder.

For Record Date Stockholders Not Making a Section 307(b)(2) Election When the Fair Market Value of the Rights Distributed are Less than 15% of the Total Fair Market Value of the Fund's Outstanding Common Stock:

Lapse of Rights. If the fair market value of the Rights distributed are less than 15% of the total fair market value of the outstanding Common Stock and a Record Date Stockholder does not make a Section 307(b)(2) Election for the taxable year in which such Rights were received, no taxable loss will be realized for federal income tax purposes if the Record Date Stockholder retains a Right but allows it to lapse without exercise. Moreover, the federal income tax basis of the related Old Share will not be reduced if such lapse occurs.

Exercise of Rights. If a non-electing Record Date Stockholder exercises his Rights, the federal income tax basis of the related Old Shares will remain unchanged and the New Shares will have a federal income tax basis equal to the Subscription Price paid for the New Shares (as increased by any servicing fee charged to the Record Date Stockholder by his broker, bank or trust company and other similar costs). If the Record Date Stockholder subsequently sells such New Shares (and holds such Shares as capital assets at the time of their sale), the Record Date Stockholder will recognize a capital gain or loss equal to the difference between the amount received from the sale of the New Shares and the stockholder's federal income tax basis in the New Shares as described above. Such capital gain or loss will be long-term capital gain or loss if the New Shares are sold more than one year after the Record Date Stockholder acquires the New Shares through the Offering.

Employee Plan Considerations. Record Date Stockholders that are employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including corporate savings and 401(k) plans, Keogh Plans of self-employed individuals and Individual Retirement Accounts ("IRA") (each a "Benefit Plan" and collectively, "Benefit Plans"), should be aware that additional contributions of cash in order to exercise Rights may be treated as Benefit Plan contributions and, when taken together with contributions previously made, may subject a Benefit Plan to excise taxes for excess or nondeductible contributions. In the case of Benefit Plans qualified under Section 401(a) of the Code, additional cash contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated.   Benefit Plans contemplating making additional cash contributions to exercise Rights should consult with their counsel prior to making such contributions.

Benefit Plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income ("UBTI") under Section 511 of the Code. If any portion of an IRA is used as security for a loan, the portion so used is also treated as distributed to the IRA depositor.

ERISA contains prudence and diversification requirements and ERISA and the Code contain prohibited transaction rules that may impact the exercise of Rights. Among the prohibited transaction exemptions issued by the Department of Labor that may exempt a Benefit Plan's exercise of Rights are Prohibited Transaction Exemption 84-24 (governing purchases of shares in investment companies) and Prohibited Transaction Exemption 75-1 (covering sales of securities).

Due to the complexity of these rules and the penalties for noncompliance, Benefit Plans should consult with their counsel regarding the consequences of their exercise of Rights under ERISA and the Code.

Benefit to the Adviser. The Adviser will benefit from the Offering because its fees are based on the average total net assets of the Fund. It is not possible to state precisely the amount of additional compensation the Adviser will receive as a result of the Offering because the proceeds of the Offering will be invested in additional portfolio securities that will fluctuate in value. However, if all Rights are exercised at the Estimated Subscription Price of $_____, the annual compensation to be received by the Adviser would be increased by approximately $_____. If the Fund issues all of the Over-Allotment Shares, the annual compensation to be received by the Adviser would be increased by an additional $_____. One of the Fund's Directors who voted to approve the Offering is an "interested person" of the Adviser within the meaning of the 1940 Act. This Director, Ralph Bradshaw, could benefit indirectly from the Offering because of his beneficial interest in the Adviser. The other Directors were aware of the potential benefit to the Adviser (and indirectly to Mr. Bradshaw), but nevertheless concluded that the Offering was in the best interest of the Fund's sStockholders.

119678.00100/12118874v.10336

The Fund may, in the future and at its discretion, choose to make additional rights offerings from time to time for a number of Shares and on terms which may or may not be similar to the Offering. Any such future rights offerings will be made in accordance with the 1940 Act. Under the laws of New York, the state in which the Fund is incorporated, under certain circumstances, the Board is authorized to approve rights Offerings without obtaining stockholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring stockholder approval of a rights offering at a price below the then current NAV so long as certain conditions are met, including a good faith determination by the fund's board of directors that such offering would result in a net benefit to the Fund's existing stockholders.

119678.00100/12118874v.10336

FINANCIAL HIGHLIGHTS

Set forth below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the financial statements and market price data for the Fund's Common Stock. The financial highlights for the fiscal year ended December 31, 2010 have been audited by Tait, Weller & Baker LLP, independent registered public accounting firm. The financial statements and notes thereto, together with the report of independent registered public accounting firm, have been incorporated by reference in the SAI and are available without charge by calling collect (513) 326-3597 or by writing to the Fund c/o Ultimus Fund Solutions, LLC, 350 Jericho Turnpike, Suite 206, Jericho, NY 11753.

	For the Years Ended December 31,[*]				
	2010	2009	2008	2007	2006
PER SHARE OPERATING PERFORMANCE					
Net asset value, beginning of year	$ 7.19	$ 7.75	$ 17.00	$ 20.28	$ 21.82
Net investment income/(loss)[#]	(0.00)	(0.02)	0.12	0.14	0.18
Net realized and unrealized gain/(loss) on investments and foreign currency related transactions	0.68	1.31	(5.64)	0.64	2.50
Net increase/(decrease) in net assets resulting from operations and foreign currency related transactions	0.68	1.29	(5.52)	0.78	2.68
Dividends and distributions to shareholders:					
Net investment income	—	—	(0.12)	(0.14)	(0.18)
Net realized capital gains	—	—	—	(0.06)	—
Return-of-capital	(1.46)	(1.90)	(3.77)	(4.08)	(4.04)
Total dividends and distributions to shareholders	(1.46)	(1.90)	(3.89)	(4.28)	(4.22)
Capital stock transactions:					
Anti-dilutive effect due to shares issued:					
Rights offering	0.19	—	—	—	—
Reinvestment of dividends and distributions	0.05	0.05	0.16	0.22	—
Total anti-dilutive effect due to shares issued	0.24	0.05	0.16	0.22	—
Net asset value, end of year	$ 6.65	$ 7.19	$ 7.75	$ 17.00	$ 20.28
Market value, end of year	$ 7.88	$ 10.29	$ 7.60	$ 19.60	$ 39.24
Total investment return[1]	(10.28)%	66.98%	(49.30)%	(40.97)%	64.15%
RATIOS/SUPPLEMENTAL DATA					
Net assets, end of year (000 omitted)	$ 25,913	$ 20,400	$ 21,505	$ 45,411	$ 52,379
Ratio of expenses to average net assets, net of fee waivers, if any[2,3]	2.33%	2.76%	1.67%	1.49%	1.44%
Ratio of expenses to average net assets, excluding fee waivers, if any[3,4]	2.37%	3.20%	1.94%	1.53%	1.50%
Ratio of expenses to average net assets, net of fee waivers, if any[3,4]	2.37%	2.88%	1.77%	1.52%	1.50%
Ratio of net investment income/(loss) to average net assets	(0.04)%	(0.24)%	0.98%	0.74%	0.82%
Portfolio turnover rate	34.39%	13.24%	15.61%	11.00%	11.29%

---

[*] Effective December 23, 2008, a reverse stock split of 1:2 occurred. All per share amounts have been restated according to the terms of the split.

[#] Based on average shares outstanding.

[1] Total investment return at market value is based on the changes in market price of a share during the period and assumes reinvestment of dividends and distributions, if any, at actual prices pursuant to the Fund's dividends reinvestment plan. Total investment return does not reflect brokerage commissions.

[2] Expenses are net of fees paid indirectly.

[3] Expenses do not include expenses of investment companies in which the Fund invests.

[4] Expenses exclude the reduction for fees paid indirectly.

Continued

	For the Years Ended December 31,[*]				
	2005	2004	2003	2002	2001
PER SHARE OPERATING PERFORMANCE					
Net asset value, beginning of year	$ 25.56	$ 27.78	$ 25.78	$ 36.60	$ 36.56
Net investment income/(loss)[#]	0.12	0.20[#]	0.16[#]	0.30[#]	1.04
Net realized and unrealized gain/(loss) on investments and foreign currency related transactions	0.36	1.74	5.82	(7.14)	0.48
Net increase/(decrease) in net assets resulting from operations and foreign currency related transactions	0.48	1.94	5.98	(6.84)	1.52
Dividends and distributions to shareholders:					
Net investment income	(0.12)	(0.20)	(0.16)	(0.36)	(1.32)
Return-of-capital	(4.10)	(4.02)	(3.82)	(3.60)	(0.18)
Total dividends and distributions to shareholders	(4.22)	(4.22)	(3.98)	(3.96)	(1.50)
Capital stock transactions:					
Anti-dilutive effect due to capital stock repurchased	—	—	—	0.04	0.02
Anti-dilutive/(dilutive) effect due to shares issued in reinvestment of dividends and distributions	—	0.06	—	(0.06)	—
Total capital stock transactions	—	0.06	—	(0.02)	0.02
Net asset value, end of year	$ 21.82	$ 25.56	$ 27.78	$ 25.78	$ 36.60
Market value, end of year	$ 29.30	$ 35.90	$ 35.90	$ 22.70	$ 32.58
Total investment return[5]	(2.07)%	15.11%	82.96%	(19.30)%	8.91%
RATIOS/SUPPLEMENTAL DATA					
Net assets, end of year (000 omitted)	$ 54,194	$61,365	$ 65,642	$ 60,151	$ 39,547
Ratio of expenses to average net assets, net of fee waivers, if any[6]	1.47%	1.41%	1.20%	1.50%	3.01%
Ratio of expenses to average net assets, excluding fee waivers, if any[7]	1.52%	1.45%	1.43%	2.07%	3.01%
Ratio of expenses to average net assets, net of fee waivers, if any[7]	1.50%	1.43%	1.23%	1.63%	3.01%
Ratio of net investment income to average net assets	0.53%	0.75%	0.65%	1.01%	2.77%
Portfolio turnover rate	9.84%	12.15%	3.62%	86.60%	—

[*] Effective December 23, 2008, a reverse stock split of 1:2 occurred. All per share amounts have been restated according to the terms of the split.
[#] Based on average shares outstanding.
[5] Total investment return at market value is based on the changes in market price of a share during the year and assumes reinvestment of dividends and distributions, if any, at actual prices pursuant to the Fund's dividends reinvestment plan. Total investment return does not reflect brokerage commissions.
[6] Expenses are net of fees paid indirectly.
[7] Expenses exclude the reduction for fees paid indirectly.

20

USE OF PROCEEDS

The net proceeds of this offering will be approximately $_____. The net proceeds of the offering will be invested in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after completion of the offering. The Fund currently anticipates being able to do so within one month after the completion of the offering. Pending investment of the net proceeds in accordance with the Fund's investment objective and policies, the Fund will invest in money market securities or money market mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund's net asset value would earn interest income at a modest rate. To the extent adequate income is not available, portfolio securities, including those purchased with proceeds of this Offering, may be sold to meet the amounts distributed under the Fund's managed distribution policy.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund's investment objective is to seek capital appreciation with current income as a secondary objective. The Fund seeks to achieve its objectives by investing primarily in U.S. and non-U.S. companies. The Fund's objectives are fundamental and may not be changed without stockholder approval.

Investment Strategies

Under normal market conditions, the Fund's portfolio consists principally of the equity securities of large, mid and small-capitalization companies. Equity securities in which the Fund may invest include common and preferred stocks, convertible securities, warrants and other securities having the characteristics of common stocks, such as American Depositary Receipts ("ADRs") and International Depositary Receipts ("IDRs"). The Fund may, however, invest a portion of its assets in U.S. dollar denominated debt securities when Fund management believes that it is appropriate to do so in order to achieve the Fund's secondary investment objective, for example, when interest rates are high in comparison to anticipated returns on equity investments. Debt securities in which the Fund may invest include U.S. dollar denominated bank, corporate or government bonds, notes, and debentures of any maturity determined by Fund management to be suitable for investment by the Fund. The Fund may invest in the securities of issuers that it determines to be suitable for investment by the Fund regardless of their rating, provided, however, that the Fund may not invest in debt securities that are determined by Fund management to be rated below "BBB" by S&P or Moody's, commonly referred to as "junk bonds."

The Fund's management utilizes a balanced approach, including "value" and "growth" investing by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics. Valuation and growth characteristics may be considered for purposes of selecting potential investment securities. In general, valuation analysis is used to determine the inherent value of the company by analyzing financial information such as a company's price to book, price to sales, return on equity, and return on assets ratios; and growth analysis is used to determine a company's potential for long-term dividends and earnings growth due to market-oriented factors such as growing market share, the launch of new products or services, the strength of its management and market demand. Fluctuations in these characteristics may trigger trading decisions to be made by the Adviser with respect to the Fund's portfolio.

The Fund may invest up to 10% of its assets in other closed-end investment companies, provided that the Fund limits its investment in securities issued by other investment companies so that not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund. As a stockholder in any investment company, the Fund will bear its ratable share of the investment company's expenses and would remain subject to payment of the Fund's advisory and administrative fees with respect to the assets so invested.

21

The Fund may invest up to 20% of its assets in illiquid U.S. securities. The Fund will invest only in such illiquid securities that, in the opinion of Fund management, present opportunities for substantial growth over a period of two to five years.

The Fund's investment policies emphasize long-term investment in the securities of companies, therefore, the Fund's annual portfolio turnover rate is expected to continue to be relatively low, ranging between 10% and 90%. Higher portfolio turnover rates resulting from more actively traded portfolio securities generally result in higher transaction costs, including brokerage commissions and related capital gains or losses.

The Fund may lend the securities that it owns to others, which allows the Fund the opportunity to earn additional income. Although the Fund will require the borrower of the securities to post collateral for the loan in accordance with market practice and the terms of the loan will require that the Fund be able to reacquire the loaned securities if certain events occur, the Fund is still subject to the risk that the borrower of the securities may default, which could result in the Fund losing money, which would result in a decline in the Fund's net asset value. During the calendar year ended December 31, 2010, the Board of Directors determined to suspend the Fund's security lending program, therefore, the Fund was no longer engaged in securities lending as of December 31, 2010.

The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. During such times, the Fund may temporarily invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective.

The Adviser may invest the Fund's cash balances in any investments it deems appropriate. The Adviser expects that such investments will primarily be pursuant to a repurchase agreement, however such investments may also be made in, without limitation and as permitted under the 1940 Act, money market funds, additional repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into the Adviser's recommendations and the portfolio manager's decisions are subjective.

The Fund has no current intent to use leverage; however, the Fund may borrow money to purchase securities provided that the amount borrowed does not exceed 20% of its total assets (including the amount borrowed) at the time of borrowing and for temporary or emergency purposes in an amount not exceeding 5% of its total assets (including the amount borrowed) at the time of borrowing.

Portfolio Investments

Common Stocks

The Fund will invest in common stocks. Common stocks represent an ownership interest in an issuer. While offering greater potential for long-term growth, common stocks are more volatile and more risky than some other forms of investment. Common stock prices fluctuate for many reasons, including adverse events, such as an unfavorable earnings report, changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be sensitive to rising interest rates as the costs of capital rise and borrowing costs increase.

Foreign Securities

The Fund may invest in foreign securities, including direct investments in securities of foreign issuers that are traded on a U.S. securities exchange or over the counter and investments in depository receipts (such as ADRs), other closed-end investment companies that represent indirect interests in securities of foreign issuers. The Fund is not limited in the amount of assets it may invest in such foreign securities. These investments involve risks not associated with investments in the United States, including the risk of fluctuations in foreign currency exchange rates, unreliable and untimely information about the issuers and political and economic instability. These risks could result in the Adviser's misjudging the value of certain securities or in a significant loss in the value of those securities.

The value of foreign securities is affected by changes in currency rates, foreign tax laws (including withholding tax), government policies (in this country or abroad), relations between nations and trading, settlement, custodial and other operational risks. In addition, the costs of investing abroad are generally higher than in the United States, and foreign securities markets may be less liquid, more volatile and less subject to governmental supervision than markets in the United States. As an alternative to holding foreign traded securities, the Fund may invest in dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the U.S. over-the-counter market (including depositary receipts as described below, which evidence ownership in underlying foreign securities).

Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a domestic company. Volume and liquidity in most foreign debt markets is less than in the United States and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. There is generally less government supervision and regulation of securities exchanges, broker dealers and listed companies than in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities before delivery may be required. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets, while growing in volume and sophistication, are generally not as developed as those in the United States, and securities of some foreign issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable U.S. companies.

The Fund may purchase ADRs, IDRs and global depository receipts ("GDRs") which are certificates evidencing ownership of shares of foreign issuers and are alternatives to purchasing directly the underlying foreign securities in their national markets and currencies. However, such depository receipts continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks associated with the underlying issuer's country. ADRs, EDRs and GDRs may be sponsored or unsponsored. Unsponsored receipts are established without the participation of the issuer. Unsponsored receipts may involve higher expenses, they may not pass-through voting or other stockholder rights, and they may be less liquid. Less information is normally available on unsponsored receipts.

Dividends paid on foreign securities may not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund's distributions attributable to foreign securities will be designated as qualified dividend income. See "Federal Income Tax Matters."

Preferred Stocks

The Fund may invest in preferred stocks. Preferred stock, like common stock, represents an equity ownership in an issuer. Generally, preferred stock has a priority of claim over common stock in dividend payments and upon liquidation of the issuer. Unlike common stock, preferred stock does not usually have voting rights. Preferred stock in some instances is convertible into common stock. Although they are equity securities, preferred stocks have characteristics of both debt and common stock. Like debt, their promised income is contractually fixed. Like common stock, they do not have rights to precipitate bankruptcy proceedings or collection activities in the event of missed payments. Other equity characteristics are their subordinated position in an issuer's capital structure and that their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

Distributions on preferred stock must be declared by the board of directors and may be subject to deferral, and thus they may not be automatically payable. Income payments on preferred stocks may be cumulative, causing dividends and distributions to accrue even if not declared by the company's board or otherwise made payable, or they may be non-cumulative, so that skipped dividends and distributions do not continue to accrue. There is no assurance that dividends on preferred stocks in which the Fund invests will be declared or otherwise made payable. The Fund may invest in non-cumulative preferred stock, although the Adviser would consider, among other factors, their non-cumulative nature in making any decision to purchase or sell such securities.

Shares of preferred stock have a liquidation value that generally equals the original purchase price at the date of issuance. The market values of preferred stock may be affected by favorable and unfavorable changes impacting the issuers' industries or sectors, including companies in the utilities and financial services sectors, which are prominent issuers of preferred stock. They may also be affected by actual and anticipated changes or ambiguities in the tax status of the security and by actual and anticipated changes or ambiguities in tax laws, such as changes in corporate and individual income tax rates, and in the dividends received deduction for corporate taxpayers or the lower rates applicable to certain dividends.

Because the claim on an issuer's earnings represented by preferred stock may become onerous when interest rates fall below the rate payable on the stock or for other reasons, the issuer may redeem preferred stock, generally after an initial period of call protection in which the stock is not redeemable. Thus, in declining interest rate environments in particular, the Fund's holdings of higher dividend paying preferred stocks may be reduced and the Fund may be unable to acquire securities paying comparable rates with the redemption proceeds.

Other Closed-End Investment Companies

The Fund may invest in the shares of other closed-end management investment companies. The Fund will limit its investment in securities issued by other investment companies so that not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund, or its affiliated persons, as a whole in accordance with the 1940 Act and applicable Federal securities laws. There can be no assurance that the investment objective of any investment company in which the Fund invests will be achieved. Closed-end investment companies are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the closed-end investment company, will bear its pro rata portion of the closed-end investment company's expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund's own operations.

Exchange Traded Funds

The Fund may invest in certain ETFs, which are investment companies that aim to track or replicate a desired index, such as a sector, market or global segment. ETFs are passively managed and their shares are traded on a national exchange. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as "creation units." The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF's investment objective will be achieved, as ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF's expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund's own operations.

Corporate Bonds, Government Debt Securities and Other Debt Securities

The Fund may invest in corporate bonds, debentures and other debt securities. Debt securities in which the Fund may invest may pay fixed or variable rates of interest. Bonds and other debt securities generally are issued by corporations and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain debt securities are "perpetual" in that they have no maturity date.

The Fund will invest in government debt securities, including those of emerging market issuers or of other non-U.S. issuers. These securities may be U.S. dollar-denominated or non-U.S. dollar-denominated and include: (a) debt obligations issued or guaranteed by foreign national, provincial, state, municipal or other governments with taxing authority or by their agencies or instrumentalities; and (b) debt obligations of supranational entities. Government debt securities include: debt securities issued or guaranteed by governments, government agencies or instrumentalities and political subdivisions; debt securities issued by government owned, controlled or sponsored entities; interests in entities organized and operated for the purpose of restructuring the investment characteristics issued by the above noted issuers; or debt securities issued by supranational entities such as the World Bank or the European Union. The Fund may also invest in securities denominated in currencies of emerging market countries. Emerging market debt securities generally are rated in the lower rating categories of recognized credit rating agencies or are unrated and considered to be of comparable quality to lower rated debt securities. A non-U.S. issuer of debt or the non-U.S. governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited resources in the event of a default. Some of these risks do not apply to issuers in large, more developed countries. These risks are more pronounced in investments in issuers in emerging markets or if the Fund invests significantly in one country.

The Fund will not invest in debt securities rated below investment grade (i.e., securities rated lower than Baa by Moody's Investors Service, Inc. ("Moody's") or lower than BBB by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P")), or their equivalent as determined by the Adviser. These securities are commonly referred to as "junk bonds." The foregoing credit quality policy applies only at the time a security is purchased, and the Fund is not required to dispose of securities already owned by the Fund in the event of a change in assessment of credit quality or the removal of a rating.

Convertible Securities

The Fund may invest in convertible securities. Convertible securities include fixed income securities that may be exchanged or converted into a predetermined number of shares of the issuer's underlying common stock at the option of the holder during a specified period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The investment characteristics of each convertible security vary widely, which allows convertible securities to be employed for a variety of investment strategies.

The Fund will exchange or convert convertible securities into shares of underlying common stock when, in the opinion of the Adviser, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objective. The Fund may also elect to hold or trade convertible securities. In selecting convertible securities, the Adviser evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, the Adviser considers numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

Warrants

The Fund may invest in equity and index warrants of domestic and international issuers. Equity warrants are securities that give the holder the right, but not the obligation, to subscribe for equity issues of the issuing company or a related company at a fixed price either on a certain date or during a set period. Changes in the value of a warrant do not necessarily correspond to changes in the value of its underlying security. The price of a warrant may be more volatile than the price of its underlying security, and a warrant may offer greater potential for capital appreciation as well as capital loss.

Warrants do not entitle a holder to dividends or voting rights with respect to the underlying security and do not represent any rights in the assets of the issuing company. A warrant ceases to have value if it is not exercised prior to its expiration date. These factors can make warrants more speculative than other types of investments. The sale of a warrant results in a long or short-term capital gain or loss depending on the period for which the warrant is held.

Repurchase Agreements

The Fund has agreed to purchase securities from financial institutions subject to the seller's agreement to repurchase them at an agreed-upon time and price ("repurchase agreements"). The financial institutions with whom the Fund enters into repurchase agreements are banks and broker/dealers, which the Adviser considers creditworthy. The seller under a repurchase agreement will be required to maintain the value of the securities as collateral, subject to the agreement at not less than the repurchase price plus accrued interest. The Adviser monitors the mark-to-market of the value of the collateral, and, if necessary, requires the seller to maintain additional securities, so that the value of the collateral is not less than the repurchase price. Default by or bankruptcy of the seller would, however, expose the Fund to possible loss because of adverse market action or delays in connection with the disposition of the underlying securities.

Other Securities

Although it has no current intention do so, the Adviser may determine to invest the Fund's assets in some or all of the following securities from time to time.

Emerging Market Securities

The Fund may invest up to 5% of its net assets in emerging market securities, although through its investments in other investment companies or depository receipts that invest in emerging market securities, up to 20% of the Fund's assets may be invested indirectly in issuers located in emerging markets. The risks of foreign investments described above apply to an even greater extent to investments in emerging markets. The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the United States and developed foreign markets. Disclosure and regulatory standards in many respects are less stringent than in the United States and developed foreign markets. There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations has been extremely limited. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have very negative effects on the economies and securities markets of certain emerging countries. Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the countries with which they trade. The economies of these countries also have been and may continue to be adversely affected by economic conditions in the countries in which they trade. The economies of countries with emerging markets may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In addition, custodial services and other costs relating to investment in foreign markets may be more expensive in emerging markets than in many developed foreign markets, which could reduce the Fund's income from such securities.

In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the Fund's investments in those countries. In addition, there is a heightened possibility of expropriation or confiscatory taxation, imposition of withholding taxes on interest payments, or other similar developments that could affect investments in those countries. There can be no assurance that adverse political changes will not cause the Fund to suffer a loss of any or all of its investments.

Illiquid Securities

Illiquid securities are securities that are not readily marketable. Illiquid securities include securities that have legal or contractual restrictions on resale, and repurchase agreements maturing in more than seven days. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired or at prices approximating the value at which the Fund is carrying the securities. Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to sell. The Fund may invest up to 20% of the value of its net assets in illiquid securities. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board of Directors.

Rule 144A Securities

The Fund may invest in restricted securities that are eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended, (the "1933 Act"). Generally, Rule 144A establishes a safe harbor from the registration requirements of the 1933 Act for resale by large institutional investors of securities that are not publicly traded. The Adviser determines the liquidity of the Rule 144A securities according to guidelines adopted by the Board of Directors. The Board of Directors monitors the application of those guidelines and procedures. Securities eligible for resale pursuant to Rule 144A, which are determined to be liquid, are not subject to the Fund's 10% limit on investments in illiquid securities.

RISK FACTORS

An investment in the Fund's common shares is subject to risks. The value of the Fund's investments will increase or decrease based on changes in the prices of the investments it holds. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. You should consider carefully the following principal risks before investing in the Fund. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

Stock Market Volatility. Stock markets can be volatile. In other words, the prices of stocks can rise or fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. The Fund is subject to the general risk that the value of its investments may decline if the stock markets perform poorly. There is also a risk that the Fund's investments will underperform either the securities markets generally or particular segments of the securities markets.

Issuer Specific Changes. Changes in the financial condition of an issuer, changes in the specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect the credit quality or value of an issuer's securities. Lower-quality debt securities tend to be more sensitive to these changes than higher-quality debt securities.

Common Stock Risk. The Fund will invest a significant portion of its net assets in common stocks. Common stocks represent an ownership interest in a company. The Fund may also invest in securities that can be exercised for or converted into common stocks (such as convertible preferred stock). Common stocks and similar equity securities are more volatile and more risky than some other forms of investment. Therefore, the value of your investment in the Fund may sometimes decrease instead of increase. Common stock prices fluctuate for many reasons, including changes in investors' perceptions of the financial condition of an issuer, the general condition of the relevant stock market or when political or economic events affecting the issuers occur. In addition, common stock prices may be sensitive to rising interest rates, as the costs of capital rise for issuers. Because convertible securities can be converted into equity securities, their values will normally increase or decrease as the values of the underlying equity securities increase or decrease. The common stocks in which the Fund will invest are structurally subordinated to preferred securities, bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and assets and, therefore, will be subject to greater risk than the preferred securities or debt instruments of such issuers.

Foreign Securities Risk. Investments in securities of non-U.S. issuers involve special risks not presented by investments in securities of U.S. issuers, including the following: less publicly available information about companies due to less rigorous disclosure or accounting standards or regulatory practices; the impact of political, social or diplomatic events, including war; possible seizure, expropriation or nationalization of the company or its assets; possible imposition of currency exchange controls; and changes in foreign currency exchange rates. These risks are more pronounced to the extent that the Fund invests a significant amount of its investments in companies located in one region. These risks may be greater in emerging markets and in less developed countries. For example, prior governmental approval for foreign investments may be required in some emerging market countries,

27

and the extent of foreign investment may be subject to limitation in other emerging countries. With respect to risks associated with changes in foreign currency exchange rates, the Fund does not expect to engage in foreign currency hedging transactions.

Repurchase Agreement Risk. The Fund could suffer a loss if the proceeds from a sale of the securities underlying a repurchase agreement to which it is a party turns out to be less than the repurchase price stated in the agreement. In addition, repurchase agreements may involve risks in the event of default or insolvency of the seller, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

Defensive Positions During periods of adverse market or economic conditions, the Fund may temporarily invest all or a substantial portion of its net assets in cash or cash equivalents. The Fund would not be pursuing its investment objective in these circumstances and could miss favorable market developments.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Fund's successful pursuit of its investment objective depends upon the Adviser's ability to find and exploit market inefficiencies with respect to undervalued securities. Such situations occur infrequently and sporadically and may be difficult to predict, and may not result in a favorable pricing opportunity that allows the Adviser to fulfill the Fund's investment objective. The Adviser's security selections and other investment decisions might produce losses or cause the Fund to underperform when compared to other funds with similar investment goals. If one or more key individuals leave the employ of the Adviser, the Adviser may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective. The Adviser may also benefit from the Offering because its fee is based on the assets of the Fund, which could be perceived as a conflict of interest.

Managed Distribution Policy Risk. Under the managed distribution policy, the Fund makes monthly distributions to stockholders at a rate that may include periodic distributions of its net income and net capital gains, ("Net Earnings"), or from return-of-capital. For any fiscal year where total cash distributions exceeded Net Earnings (the "Excess"), the Excess would decrease the Fund's total assets and, as a result, would have the likely effect of increasing the Fund's expense ratio. There is a risk that the total Net Earnings from the Fund's portfolio would not be great enough to offset the amount of cash distributions paid to Fund stockholders. If this were to be the case, the Fund's assets would be depleted, and there is no guarantee that the Fund would be able to replace the assets. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio, including securities purchased with the proceeds of this Offering, at a time when independent investment judgment might not dictate such action. Furthermore, such assets used to make distributions will not be available for investment pursuant to the Fund's investment objective. Sustaining the managed distribution policy could require the Fund to raise additional capital in the future. The following table is provided to demonstrate the historical performance of the Fund's managed distribution policy. A return of capital distribution does not reflect positive investment performance. Stockholders should not draw any conclusions about the Fund's investment performance from the amount of its managed distributions or from the terms of the Fund's managed distribution policy. The Fund's managed distribution rates do not correlate to the Fund's total return based on NAV.


Cornerstone Total Return Fund, Inc.
Managed Distributions Paid and NAV Returns from 2005 through 2010


Years/ Period	NAV Per Share	Average Annual Return*	Average Annual Return**	Managed Distribution Per Share	Return-of-Capital Distribution	Capital Gains Distribution	Net Investment Income Distribution	Gross Expense Ratios
2005	$ 21.82	2.43%	1.88%	$ 4.22	$ 4.10	$ -	$ 0.12	1.52%
2006	20.28	13.92%	12.28%	4.22	4.04	-	0.18	1.50%
2007	17.00	-0.92%	4.93%	4.28	4.08	0.06	0.14	1.53%
2008	7.75	-40.47%	-31.53%	3.89	3.77	-	0.12	1.94%
2009	7.19	14.41%	17.29%	1.90	1.90	-	-	3.20%
2010	6.65	8.36%	12.80%	1.46	1.46	-	-	2.37%

---

*   Includes the reinvestments of distributions in accordance with the operations of Fund's DRP.
**   Includes distributions received but not reinvested.

119678.00100/12118874v.10336

Preferred Securities Risk. Investment in preferred securities carries risks including credit risk, deferral risk, redemption risk, limited voting rights, risk of subordination and lack of liquidity. Fully taxable or hybrid preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions for up to 20 consecutive quarters. Traditional preferreds also contain provisions that allow an issuer, under certain conditions to skip (in the case of "noncumulative preferreds") or defer (in the case of "cumulative preferreds"), dividend payments. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes while it is not receiving any distributions. Preferred securities typically contain provisions that allow for redemption in the event of tax or security law changes in addition to call features at the option of the issuer. In the event of a redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities typically do not provide any voting rights, except in cases when dividends are in arrears beyond a certain time period, which varies by issue. Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities, corporate debt or common stocks. Dividends paid on preferred securities will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See "Federal Income Tax Matters."

Investment in Small and Mid-Capitalization Companies. The Fund may invest in companies with mid or small sized capital structures (generally a market capitalization of $5 billion or less). Accordingly, the Fund may be subject to the additional risks associated with investment in these companies. The market prices of the securities of such companies tend to be more volatile than those of larger companies. Further, these securities tend to trade at a lower volume than those of larger more established companies. If the Fund is heavily invested in these securities and the value of these securities suddenly declines, that Fund will be susceptible to significant losses.

Other Investment Company Securities Risk. The Fund may invest in the securities of other closed-end investment companies. Investing in other investment companies involves substantially the same risks as investing directly in the underlying instruments, but the total return on such investments at the investment company level may be reduced by the operating expenses and fees of such other investment companies, including advisory fees. To the extent the Fund invests a portion of its assets in investment company securities, those assets will be subject to the risks of the purchased investment company's portfolio securities, and a stockholder in the Fund will bear not only his proportionate share of the expenses of the Fund, but also, indirectly the expenses of the purchased investment company. There can be no assurance that the investment objective of any investment company in which the Fund invests will be achieved.

In addition to the principal risks set forth above, the following additional risks may apply to an investment in the Fund.

Interest Rate Risk. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes although they usually offer higher yields to compensate investors for the greater risks. The longer the maturity of the security, the greater the impact a change in interest rates could have on the security's price. In addition, short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates and long-term securities tend to react to changes in long-term interest rates.

Credit Risks. Fixed income securities rated B or below by S&Ps or Moody's may be purchased by either Fund. These securities have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly rated securities.

Extension Risk. The Fund is subject to the risk that an issuer will exercise its right to pay principal on an obligation held by that Fund (such as mortgage-backed securities) later than expected. This may happen when there is a rise in interest rates. These events may lengthen the duration (i.e. interest rate sensitivity) and potentially reduce the value of these securities.

Debt Security Risk. In addition to interest rate risk, call risk and extension risk, debt securities are also subject to the risk that they may also lose value if the issuer fails to make principal or interest payments when due, or the credit quality of the issuer falls.

Illiquid Securities. The Fund may invest up to 20% of its respective net assets in illiquid securities. Illiquid securities may offer a higher yield than securities which are more readily marketable, but they may not always be marketable on advantageous terms. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. A security traded in the U.S. that is not registered under the Securities Act will not be considered illiquid if Fund management determines that an adequate investment trading market exists for that security. However, there can be no assurance that a liquid market will exist for any security at a particular time.

Convertible Securities Risk. The value of a convertible security, including, for example, a warrant, is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

Over-the-Counter Bulletin Board Markets. The Fund may invest in companies whose stock is trading on the over-the-counter Bulletin Board which have only a limited trading market. A more active trading market may never develop. The Fund may be unable to sell its investments in these companies on any particular day due to the limited trading market.

Securities Lending Risk. Securities lending is subject to the risk that loaned securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Fund that occurs during the term of the loan would be borne by the Fund and would adversely affect the Fund's performance. Also, there may be delays in recovery, or no recovery, of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while the loan is outstanding. The Fund retains the right to recall securities that it lends to enable it to vote such securities if it determines such vote to be material. Despite its right to recall securities lent, there can be no guarantee that recalled securities will be received timely to enable the Fund to vote those securities.

Anti-Takeover Provisions. The Fund's Bylaws include provisions that could limit the ability of other persons or entities to acquire control of the Fund or to cause it to engage in certain transactions or to modify its structure.

Leverage Risk. Utilization of leverage is a speculative investment technique and involves certain risks to the holders of common stock. These include the possibility of higher volatility of the net asset value of the common stock and potentially more volatility in the market value of the common stock. So long as the Fund is able to realize a higher net return on its investment portfolio than the then current cost of any leverage together with other related expenses, the effect of the leverage will be to cause holders of common stock to realize higher current net investment income than if the Fund were not so leveraged. On the other hand, to the extent that the then current cost of any leverage, together with other related expenses, approaches the net return on the Fund's investment portfolio, the benefit of leverage to holders of common stock will be reduced, and if the then current cost of any leverage were to exceed the net return on the Fund's portfolio, the Fund's leveraged capital structure would result in a lower rate of return to Stockholders than if the Fund were not so leveraged. There can be no assurance that the Fund's leverage strategy will be successful.

Market Discount From Net Asset Value.   Shares of closed end investment companies frequently trade at a discount from their net asset value. This characteristic is a risk separate and distinct from the risk that the Fund's net asset value could decrease as a result of its investment activities and may be greater for investors expecting to sell their shares in a relatively short period following completion of this offering. The net asset value of the common stock will be reduced immediately following the offering as a result of the payment of certain offering costs. Whether investors will realize gains or losses upon the sale of the common stock will depend not upon the Fund's net asset value but entirely upon whether the market price of the common stock at the time of sale is above or below the investor's purchase price for the common stock. Because the market price of the common stock will be determined by factors such as relative supply of and demand for the common stock in the market, general market and economic conditions, and other factors beyond the control of the Fund, the Fund cannot predict whether the common stocks will trade at, below or above net asset value.

Portfolio Turnover Risk.   The Fund cannot predict its securities portfolio turnover rate with certain accuracy, but anticipates that its annual portfolio turnover rate will range between 10% and 90% under normal market conditions. However, it could be materially higher under certain conditions. Higher portfolio turnover rates could result in corresponding increases in brokerage commissions and may generate short-term capital gains taxable as ordinary income.

LISTING OF SHARES

The Fund's Shares trade on the NYSE Amex under the ticker symbol "CRF," and are required to meet the NYSE Amex's continued listing requirements.

MANAGEMENT OF THE FUND

Directors and Officers

The Board of Directors is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. There are six Directors of the Fund, one of which is an "interested person" (as defined in the 1940 Act) of the Fund. The Directors are responsible for the Fund's overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund's Adviser. The name and business address of the Directors and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Directors, are set forth under "Management" in the Statement of Additional Information.

Investment Adviser

Cornerstone Advisors, Inc., 1075 Hendersonville Road, Suite 250, Asheville, North Carolina 28803, serves as the Fund's investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser began conducting business in February, 2001 and manages two other closed-end funds with combined assets with the Fund of $179,099,323, as of June 30, 2011. The Adviser is a North Carolina corporation organized in February, 2001.

Under the general supervision of the Fund's Board of Directors, the Adviser carries out the investment and reinvestment of the net assets of the Fund, continuously furnishes an investment program with respect to the Fund, determines which securities should be purchased, sold or exchanged, and implements such determinations. The Adviser furnishes to the Fund investment advice and office facilities, equipment and personnel for servicing the investments of the Fund. The Adviser compensates all Directors and officers of the Fund who are members of the Adviser's organization and who render investment services to the Fund, and will also compensate all other Adviser personnel who provide research and investment services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a monthly fee computed at the annual rate of 1.00% of the average weekly net assets of the Fund. The total estimated annual expenses of the Fund are set forth in the section titled "Summary of Fund Expenses."

The Board of Directors annually considers the continuance of the Investment Management Agreement. A discussion regarding the basis for the Board of Directors' most recent approval of the continuance of the Fund's Investment Management Agreement is available in the Fund's semi-annual report to stockholders for the period ended June 30, 2011.

During the last three fiscal years, the Fund paid the Adviser the following amounts as compensation:

	Fiscal Year Ended December 31		
	2010	2009	2008
Management Fees Earned	$190,388	$223,718	$339,439
Fee Waiver	-	$ 62,127	$ 57,412
Management Fee Paid	$190,388	$161,591	$282,027

During the periods noted above until July 2009, the Adviser voluntarily agreed to waive its fee from the Fund to the extent that the Fund's net monthly operating expenses (including basic legal fees, but excluding other legal expenses) exceeded a rate of 0.10% of the Fund's average net assets.

Portfolio Manager

Mr. Ralph W. Bradshaw is the Fund's portfolio manager (the "Portfolio Manager"). In addition, Mr. Bradshaw may consult with Gary Bentz, another officer of the Adviser, regarding investment decisions. In carrying out responsibilities for the management of the Fund's portfolio of securities, the Portfolio Manager has primary responsibility. The Adviser may create a portfolio management team by assigning additional portfolio managers. In cases where the team might not be in agreement with regard to an investment decision, Mr. Bradshaw has ultimate authority to decide the matter.

Administrator

Ultimus Fund Solutions, LLC, located at 350 Jericho Turnpike, Suite 206, Jericho, NY 11753, serves as administrator to the Fund. Under the Administration Agreement, Ultimus is responsible for generally managing the administrative affairs of the Fund. Ultimus is entitled to receive a monthly fee at the annual rate of 0.10% of the Fund's average weekly net assets, subject to a minimum annual fee of $50,000.

Custodian and Transfer Agent

U.S. Bank National Association, located at 1555 N. Rivercenter Dr., MK-WI-S302, Milwaukee, WI 53212, is the custodian of the Fund and maintains custody of the securities and cash of the Fund.

American Stock Transfer and Trust Company, with an address at 59 Maiden Lane, New York, New York 10038, serves as the transfer agent and dividend paying agent of the Fund.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services contemplated by the Investment Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Fund is not obligated to pay the fees of any Director of the Fund who is affiliated with the Adviser.

Ultimus is obligated to pay expenses associated with providing the services contemplated by the Administration Agreement, including compensation of and office space for Ultimus's officers and employees and administration of the Fund. Ultimus is obligated to pay the fees of any Director of the Fund who is affiliated with Ultimus, if any.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants' services, (ii) costs of printing proxies, share certificates and reports to stockholders, (iii) charges of the custodian and transfer agent in connection with the Fund's Dividend Reinvestment Plan, (iv) fees and expenses of independent Directors, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund's officers and Directors, (viii) errors and omissions insurance for the Fund's officers and Directors, (ix) brokerage costs and listing fees and expenses charged by NYSE Amex, (x) taxes and (xi) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of common shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the common shares.

The Fund's annual operating expenses for the fiscal year ended December 31, 2010 were approximately $451,000, without regard to the management fee waiver that was in place for part of that fiscal year and expenses that were indirectly incurred. No assurance can be given, however, that future annual operating expenses will not be substantially more or less than this amount.

Offering expenses relating to the Fund's common shares, estimated at $80,500, will be payable upon completion of the offering of common shares and will be deducted from the proceeds of the offering.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e 1 under the 1940 Act.

DETERMINATION OF NET ASSET VALUE

The net asset value of shares of the Fund is determined weekly and on the last business day of each month, as of the close of regular trading on the NYSE Amex (normally, 4:00 p.m., Eastern time). In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by the Board of Directors. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Non-dollar-denominated securities are valued as of the close of the NYSE Amex at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities.

Trading may take place in foreign issues held by the Fund at times when the Fund is not open for business. As a result, the Fund's net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund's portfolio. The Fund's net asset value per common share is calculated by dividing the value of the Fund's total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund's other liabilities by the total number of common shares outstanding.

Readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Directors shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the Nasdaq Stock Market, Inc. ("NASDAQ") are valued at the closing price. Readily marketable securities traded in the over-the counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Directors deem appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Directors believes reflect most closely the value of such securities.

DISTRIBUTION POLICY

The Fund initiated a fixed, monthly distribution to stockholders in 2002 which, with interim adjustments and extensive disclosure, continues to be a high- level managed distribution plan ("MDP"). This MDP has been maintained through the historic economic volatility, increased regulatory scrutiny and challenging markets of the intervening years.

During recent years, the Fund's investments made in accordance with its objective have failed to provide adequate income to meet the requirements of the managed distribution policy. Nevertheless, the Board continues to believe that the Fund's objective and strategy are complementary to the Fund's commitment, through its managed distribution policy, to provide regular distributions which increase liquidity and provide flexibility to individual stockholders. The Adviser seeks to achieve net investment returns that exceed the amount of the Fund's managed distributions, although there is no guarantee that the Adviser will be successful in this regard.

What are features of the Fund's MDP?

The Fund's MDP provides a regular monthly distribution to stockholders that is adjusted through an annual resetting of the monthly distribution amount per share based on the Fund's net asset value on the last business day in each October. The terms of the MDP have been reviewed and approved at least annually by the Fund's Board and can be modified at their discretion. To the extent that distributions exceed the current Net Earnings of the Fund, the balance of the amounts paid out will be generated from sales of portfolio securities held by the Fund and will be distributed either as short-term or long-term capital gains or a tax-free return-of-capital. To the extent these distributions are not represented by net investment income and capital gains, they will not represent yield or investment return on the Fund's investment portfolio. A return-of-capital distribution reduces the tax basis of an investor's shares in the Fund. The Fund plans to maintain this distribution policy even if a return-of-capital distribution would exceed an investor's tax basis and therefore be a taxable distribution. The Board currently plans to maintain this MDP even if regulatory requirements would make part of a return-of-capital, necessary to maintain the distribution, taxable to stockholders and to disclose that portion of the distribution that is classified as ordinary income. Although it has no current intention to do so, the Board may terminate the MDP at any time and such termination may have an adverse effect on the market price for the Fund's common shares.

What are benefits of the MDP?

The Fund's MDP historically has maintained a stable, high rate of distribution. The Fund's Board remains convinced that its stockholders are well served by a policy of regular distributions which increase liquidity and provide flexibility to individual stockholders in managing their investment. Stockholders have the option of reinvesting all or a portion of these distributions in additional shares of the Fund through the Fund's reinvestment plan or receiving them in cash. For more information regarding the Fund's reinvestment plan, stockholders should carefully read the description of the dividend reinvestment plan contained in the Fund's Reports to Stockholders.

What are risks of the MDP?

The Fund makes level distributions on a monthly basis and these distributions are not tied to the Fund's net investment income and capital gains, and may not represent yield or investment return on the Fund's portfolio. Under the MDP, the Fund makes monthly distributions to stockholders at a rate that may include periodic distributions of its Net Earnings or a return of capital. As noted above, stockholders have the option of reinvesting all or a portion of these distributions in additional shares of the Fund through the Fund's reinvestment plan or receiving them in cash. In any fiscal year where total cash distributions exceed Net Earnings and unrealized gain or loss for the year, such excess will decrease the Fund's total assets and, as a result, will have the likely effect of increasing the Fund's expense ratio. There is a risk that the total Net Earnings and unrealized gain or loss for years from the Fund's portfolio would not be great enough to fully offset the amount of cash distributions paid to Fund stockholders. If this were to be the case, the Fund's assets would be partially reduced by an equal amount, and there is no guarantee that the Fund would be able to replace the assets. In addition, in order to make such distributions, the Fund may need to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. Furthermore, the cash used to make distributions will not be available for investment pursuant to the Fund's investment objective.

Funds maintain varying degrees of cash levels pursuant to market conditions and the judgment of the portfolio manager. In addition, portfolio managers must raise cash periodically to cover operating expenses. For any fund, to the extent that cash is held at any given time for operating expenses or other purposes, it will not be available for investment pursuant to that fund's investment objective. In addition to these general cash requirements, a fund's MDP may also require that securities be sold to raise cash for those stockholders who elect to take cash distributions rather than reinvest in shares of the fund, in which case, it will also not be available for investment pursuant to the fund's investment objective. It is possible that a situation will occur where the MDP contributes to a reduction of assets over an extended period of time such that the assets of the Fund are reduced to a point where the Fund would no longer be economically viable. In such event, the Fund would then need to take additional actions, which might include, for example, liquidation or merger, to address the situation. While this is one of the risk factors of any managed distribution plan, including the MDP, it is important to note that the Fund's MDP was not designed to be a mechanism for the dissolution of the Fund or a short-term liquidation policy, and it is not the intention of the Board to allow the Fund to self-liquidate through the unsupervised effects of the MDP. The Board monitors the MDP and the Fund's asset levels regularly, and remains ready to modify the terms of the MDP if, in its judgment, the Board believes it is in the best interests of the Fund and its Stockholders. To the extent Fund assets are reduced, the Board will consider additional rights offerings in the future.

A return-of-capital distribution reduces the tax basis of an investor's shares in the Fund, which may make record-keeping by certain Stockholders more difficult.

The Fund discloses the characterization of its distributions in notices to Stockholders and press releases to the public. Notwithstanding these communications, it is possible that the MDP may create potential confusion in the marketplace as to whether the Fund's distributions are comprised of income or return of capital and how such characterization may influence the market price of the Fund's shares.

For the years 2006-2010, the Fund's distributions under the MDP were characterized, on an annual basis, as set forth on the table below:

Cornerstone Total Return Fund, Inc.
Dividend and Distributions Paid from 2006 through 2010

Years	Total Dividend and Distributions	Ordinary Income Amount ($)	Percent	Capital Gains Amount ($)	Percent	Return-of-Capital Amount ($)	Percent
2006	$ 10,676,313	$ 428,197	4.01%	$ -	0.00%	$ 10,248,116	95.99%
2007	11,211,715	513,683	4.58%	-	0.00%	10,698,032	95.42%
2008	10,553,136	334,663	3.17%	-	0.00%	10,218,473	96.83%
2009	5,317,678	-	0.00%	-	0.00%	5,317,678	100.00%
2010	4,164,904	-	0.00%	-	0.00%	4,164,904	100.00%

Unless the registered owner of common shares elects to receive cash, all distributions declared on common shares will be automatically reinvested in additional common shares of the Fund. See "Dividend Reinvestment Plan".

In order to maintain the MDP, the Fund applied for and received an exemption from the requirements of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Fund to make periodic distributions of long-term capital gains, provided that the distribution policy of the Fund with respect to its common shares calls for periodic (for example, quarterly/monthly) distributions in an amount equal to a fixed percentage of the Fund's average net asset value over a specified period of time or market price per common share at or about the time of distribution or pay-out of a level dollar amount.

The MDP described above results in the payment of approximately the same amount per share to the Fund's stockholders each month. These distributions are not be tied to the Fund's investment income and capital gains and do not represent yield or investment return on the Fund's portfolio. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources, other than net investment income. Thus, if the source of some or all of the dividend or other distribution were the original capital contribution of the stockholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons

36

who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Stockholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully, and should not assume that the source of any distribution from the Fund is net profit. A return of capital distribution does not reflect positive investment performance. Stockholders should not draw any conclusions about the Fund's investment performance from the amount of its managed distributions or from the terms of the Fund's managed distribution policy.

The Board of Directors reserves the right to change the distribution policy from time to time.

DIVIDEND REINVESTMENT PLAN

The Fund operates a Dividend Reinvestment Plan (the "Plan"), sponsored and administered by American Stock Transfer & Trust Company~~-~~**, LLC** (the "Agent"), pursuant to which the Fund's income dividends or capital gains or other distributions (each, a "Distribution" and collectively, "Distributions"), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Stockholders automatically participate in the Fund's Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating Stockholder. Stockholders who do not wish to have Distributions automatically reinvested should so notify their broker, or if a registered Stockholder, the Agent in writing at P.O. Box 922, Wall Street Station, New York, New York 10269-0560. Such written notice must be received by the Agent prior to the record date of the Distribution or the Stockholder will receive such Distribution in shares through the Plan. Under the Plan, the Fund's Distributions to Stockholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution the Agent, on the Stockholder's behalf, will (i) receive additional authorized shares from the Fund either newly issued or repurchased from Stockholders by the Fund and held as treasury stock ("Newly Issued Shares") or (ii) purchase outstanding shares on the open market, on the NYSE Amex LLC or elsewhere, with cash allocated to it by the Fund ("Open Market Purchases").

The method for determining the number of ~~shares to be~~ **Newly Issued Shares** received when Distributions are reinvested ~~will vary depending upon whether the net asset value of the Fund's shares is higher or lower than its market price. If the net asset value of the Fund's shares is lower than its market price, the number of Newly Issued Shares received~~ will be determined by dividing the amount of the Distribution either by the Fund's net asset value per share or by ~~95% of its market price~~**a price equal to the average closing price of the Fund over the five trading days preceding the payment date of the Distribution**, whichever is ~~higher~~**lower**. ~~If~~ **However, if** the net asset value of the Fund's shares is higher than its market price **(i.e., the Fund is selling at a discount)**, shares **may be** acquired by the Agent in Open Market Purchases ~~will be~~ **and** allocated to the reinvesting Stockholders based on the average cost of such Open Market Purchases.

Whenever the Fund declares a Distribution and the net asset value of the Fund's shares is higher than its market price, the Agent will apply the amount of such Distribution payable to Plan participants of the Fund in Fund shares (less such Plan participant's pro rata share of brokerage commissions incurred with respect to Open Market Purchases in connection with the reinvestment of such Distribution) to the purchase on the open market of Fund shares for such Plan participant's account. Such purchases will be made on or after the payable date for such Distribution, and in no event more than 30 days after such date except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities laws. The Agent may aggregate a Plan participant's purchases with the purchases of other Plan participants, and the average price (including brokerage commissions) of all shares purchased by the Agent shall be the price per share allocable to each Plan participant.

Participants in the Plan may withdraw from the Plan by providing written notice to the Agent at least 30 days prior to the applicable Distribution payment date. When a Participant withdraws from the Plan, or upon suspension or termination of the Plan at the sole discretion of the Fund's Board of Directors, certificates for whole shares credited to his or her account under the Plan will, upon request, be issued. Whether or not a participant requests that certificates for whole shares be issued, a cash payment will be made for any fraction of a share credited to such account.

119678.00100/12118874v.1~~0336~~

The Agent will maintain all Stockholder accounts in the Plan and furnish written confirmations of all transactions in the accounts, including information needed by Stockholders for personal and tax records. The Agent will hold shares in the account of the Plan participant in non-certificated form in the name of the participant, and each Stockholder's proxy will include those shares purchased pursuant to the Plan. Each participant, nevertheless, has the right to receive certificates for whole shares owned. The Agent will distribute all proxy solicitation materials to participating Stockholders.

In the case of Stockholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating in the Plan, the Agent will administer the Plan on the basis of the number of shares certified from time to time by the record Stockholder as representing the total amount of shares registered in the Stockholder's name and held for the account of beneficial owners participating in the Plan.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participants account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants with regard to purchases in the Plan.

All correspondence concerning the Plan should be directed to the Agent at P.O. Box 922, Wall Street Station, New York, New York 10269-0560. Certain transactions can be performed online at www.amstock.com or by calling the toll free number 877-864-4833.

FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a stockholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the Statement of Additional Information. There may be other tax considerations applicable to particular investors. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund elects to be treated and intends to qualify each year for taxation as a regulated investment company (a "RIC") under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income and asset diversification tests each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its stockholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its stockholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make monthly distributions of investment company taxable income after payment of the Fund's operating expenses. Unless a stockholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the Plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a stockholder takes them in cash or they are reinvested pursuant to the Plan in additional shares of the Fund. Distributions of the Fund's investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund's current and accumulated earnings and profits. Distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to stockholders as long-term capital gains, regardless of the length of time shares have been held by stockholders. Distributions, if any, in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after that basis has been reduced to zero, will constitute capital gains to the stockholder of the Fund (assuming the shares are held as a capital asset). See below for a summary of the maximum tax rates applicable to capital gains (including capital gain dividends). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. With respect to the monthly distributions of investment company taxable income described above, it may be the case that any "level load" distributions would result in a return of capital to the stockholder of the Fund. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e., ordinary income dividends, capital gains dividends, qualifying dividends, return of capital distributions) will be made as of the end of the Fund's taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide stockholders with a written notice designating the amount of any capital gain distributions or other distributions. See "Distribution Policy" for a more complete description of such returns and the risks associated with them.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its stockholders who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each stockholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

Under current law, certain income distributions paid by the Fund to individual taxpayers may be taxed at rates equal to those applicable to net long-term capital gains (generally, 15%). This tax treatment applies only if certain holding period and other requirements are satisfied by the stockholder of the Fund with respect to its shares of the Fund, and the dividends are attributable to qualified dividends received by the Fund itself. For this purpose, "qualified dividends" means dividends received by the Fund from certain United States corporations and certain qualifying foreign corporations, provided that the Fund satisfies certain holding period and other requirements in respect of the stock of such corporations. In the case of securities lending transactions, payments in lieu of dividends are not qualified dividends. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. Thereafter, the Fund's dividends, other than capital gain dividends, will be fully taxable at ordinary income tax rates unless further Congressional legislative action is taken. While certain income distributions to stockholders may qualify as qualified dividends, the Fund's seeks to provide dividends regardless of whether they so qualify. As additional special rules apply to determine whether a distribution will be a qualified dividend, investors should consult their tax advisors. Investors should also see the "Taxes" section of the Fund's Statement of Additional Information for more information relating to qualified dividends.

Dividends and interest received, and gains realized, by the Fund on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions (collectively "foreign taxes") that would reduce the return on its securities. Tax conventions between certain countries and the United States, however, may reduce or eliminate foreign taxes, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors. If more than 50% of the value of the Fund's net assets at the close of its taxable year consists of securities of foreign corporations, it will be eligible to, and may, file an election with the Internal Revenue Service that will enable its stockholders, in effect, to receive the benefit of the foreign tax credit with respect to any foreign taxes paid by the Fund. Pursuant to the election, the Fund would treat those taxes as dividends paid to its stockholders and each stockholder (1) would be required to include in gross income, and treat as paid by such stockholder, a proportionate share of those taxes, (2) would be required to treat such share of those taxes and of any dividend paid by the Fund that represents income from foreign or U.S. possessions sources as such stockholder's own income from those sources, and, if certain conditions are met, (3) could either deduct the foreign taxes deemed paid in computing taxable income or, alternatively, use the foregoing information in calculating the foreign tax credit against federal income tax. The Fund will report to its stockholders shortly after each taxable year their respective shares of foreign taxes paid and the income from sources within, and taxes paid to, foreign countries and U.S. possessions if it makes this election.

The Fund will inform its stockholders of the source and tax status of all distributions promptly after the close of each calendar year.

The Fund may invest in other RICs. In general, the Code taxes a RIC which satisfies certain requirements as a pass-through entity by permitting a qualifying RIC to deduct dividends paid to its stockholders in computing the RIC's taxable income. A qualifying RIC is also generally permitted to pass through the character of certain types of its income when it makes distributions. For example, a RIC may distribute ordinary dividends to its stockholders, capital gain dividends, or other types of dividends which effectively pass through the character of the RIC's income to its stockholders, including the Fund.

Selling stockholders of the Fund will generally recognize gain or loss in an amount equal to the difference between the stockholder's adjusted tax basis in the shares sold and the amount received. If the shares are held as a capital asset, the gain or loss will be a capital gain or loss. Under current law, the maximum tax rate applicable to capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less or (ii) generally, 15% for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain dividends). Any loss on a disposition of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to those shares. The use of capital losses is subject to limitations. For purposes of determining whether shares have been held for six months or less, the holding period is suspended for any periods during which the stockholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property, or through certain options or short sales. Any loss realized on a sale or exchange of shares will be disallowed to the extent those shares are replaced by other substantially identical shares within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the shares (whether through the reinvestment of distributions, which could occur, for example, if the stockholder is a participant in the Plan or otherwise). In that event, the basis of the replacement shares will be adjusted to reflect the disallowed loss.

An investor should be aware that, if shares are purchased shortly before the record date for any taxable dividend (including a capital gain dividend), the purchase price likely will reflect the value of the dividend and the investor then would receive a taxable distribution likely to reduce the trading value of such shares, in effect resulting in a taxable return of some of the purchase price. Taxable distributions to individuals and certain other non-corporate stockholders of the Fund, including those who have not provided their correct taxpayer identification number and other required certifications, may be subject to "backup" federal income tax withholding currently equal to 28%.

An investor should also be aware that the benefits of the reduced tax rate applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual stockholders.

If the Fund utilizes leverage through borrowing, it may be restricted by loan covenants with respect to the declaration of, and payment of, dividends in certain circumstances. Limits on the Fund's payments of dividends may prevent the Fund from meeting the distribution requirements, described above, and may, therefore, jeopardize the Fund's qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.

For taxable years starting on or after January 1, 2013, the 2010 Health Care Bill imposes a new 3.8% "Medicare Tax" on "net investment income" for taxpayers earning over specified amounts. The tax is generally levied on income from interest, dividends, royalties, rents, and capital gains, but there are some exclusions and taxpayers should consult their tax advisors about the more precise definition of "net investment income" as it pertains to their particular situations.

The foregoing briefly summarizes some of the important federal income tax consequences to stockholders of investing in the Fund's shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

<h2 style="text-align:center">DESCRIPTION OF CAPITAL STRUCTURE</h2>

The Fund is a corporation established under the laws of the State of New York upon the filing of its Certificate of Incorporation ("Charter") on March 16, 1973. The Fund commenced investment operations on May 15, 1973. Fund intends to hold annual meetings of its stockholders in compliance with the requirements of the NYSE Amex. As of December 31, 2010, the Fund had 3,896,958 Shares issued and outstanding .

Common Stock

The Charter, which has been filed with the SEC, permits the Fund to issue 15,000,000 shares of stock, with a par value of $0.01. Fractional shares are permitted. Each share of the Fund represents an equal proportionate interest in the net assets of the Fund with each other share in the Fund. Holders of shares of Common Stock will be entitled to the payment of dividends when declared by the Board of Directors. See "Distribution Policy." Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Charter on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Directors may distribute the remaining net assets of the Fund among its stockholders. Shares of Common Stock are not liable to further calls or to assessment by the Fund. No holder of capital stock of the Fund has any pre-emptive or preferential or other right of subscription to any shares of any class of stock of the Fund.

The Fund has no present intention of offering additional shares of Common Stock, except as described herein in connection with the exercise of the Rights. Other offerings of its Common Stock, if made, will require approval of the Board of Directors. Any additional offering will not be sold at a price per share below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing stockholders of the Fund or with the consent of a majority of the Fund's outstanding common shares.

The Fund generally will not issue share certificates. The Fund's Transfer Agent will maintain an account for each stockholder upon which the registration and transfer of shares are recorded, and transfers will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a stockholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Trading and Net Asset Value Information

In the past, the Common Stock has traded at both a premium and at a discount in relation to NAV. Although the Shares recently have been trading at a premium above NAV, there can be no assurance that this premium will continue after the Offering or that the Shares will not again trade at a discount. Shares of closed-end investment companies such as the Fund frequently trade at a discount from NAV. See "Risk Factors." The Shares are listed and traded on the NYSE Amex. The average weekly trading volume of the Shares on the NYSE during the calendar year ended December 31, 2010 was 22,715 Shares.

The following table shows for the quarters indicated: (i) the high and low sale price of the Shares on the NYSE Amex; (ii) the high and low NAV per Share; and (iii) the high and low premium or discount to NAV at which the Shares were trading (as a percentage of NAV):

Fiscal Quarter Ended	High Close	Low Close	High NAV	Low NAV	Premium/(Discount) to High NAV	Premium/(Discount) To Low NAV
03/31/11	9.85	7.88	6.83	6.39	46.64%	18.44%
12/31/10	10.75	7.42	6.65	6.20	63.77%	14.72%
09/30/10	10.50	9.48	6.35	5.84	69.20%	55.34%
06/30/10	10.95	9.16	7.30	5.96	68.33%	43.82%
03/31/10	11.03	9.72	7.37	6.68	56.44%	42.45%
12/31/09	13.25	10.24	7.30	7.02	83.19%	42.56%
09/30/09	13.07	10.25	7.28	6.53	80.28%	54.37%
06/30/09	10.06	6.50	7.14	6.68	48.16%	4.32%
03/31/09	9.50	5.30	7.99	5.71	22.68%	-3.75%
12/31/08	10.40	5.50	10.48	7.24	10.11%	-27.67%
09/30/08	26.56	9.52	12.94	11.06	106.84%	-9.95%
06/30/08	30.00	22.54	15.04	13.06	102.98%	58.78%
03/31/08	22.70	17.60	16.40	13.94	58.54%	21.91%

Recent Rights Offering

The Fund conducted a rights offering that expired on December 10, 2010 and included similar terms and conditions as this Offering. Pursuant to the 2010 Offering, which was fully subscribed, the Fund issued ~~1,066,384~~ **1,006,384 Shares (46,351 Shares of which were Over-Allotment Shares)** at a subscription price of $7.23 per Share, for a total offering of $7,275,425.

Repurchase of Shares

As has been done in the past to enhance Stockholder value, pursuant to Section 23 of the Investment Company Act, the Fund may purchase Shares of its Common Stock on the open market from time to time, at such times, and in such amounts as may be deemed advantageous to the Fund. Nothing herein shall be considered a commitment to purchase such shares. The Fund had no repurchases during the year ended December 31, 2010. No limit has been placed on the number of shares to be repurchased by the Fund other than those imposed by federal securities laws. All purchases are made in accordance with federal securities laws, with shares repurchased held in treasury effective, for future use by the Fund. In determining to repurchase Shares of Common Stock, the Board of Directors, in consultation with the Adviser, will consider such factors as the market price of the Common Stock, the net asset value of the Common Stock, the liquidity of the assets of the Fund, effect on the Fund's expenses, whether such transactions would impair the Fund's status as a regulated investment company or result in a failure to comply with applicable asset coverage requirements, general economic conditions and such other events or conditions, which may have a material effect on the Fund's ability to consummate such transactions.

Additional Provisions of the Charter and By-laws

A Director may be removed from office only for cause, at any time by a written instrument signed or adopted by a vote of the holders of at least a majority of the shares of the Fund that are entitled to vote in the election of such Director or by not less than a majority of Directors then in office. The By-laws prohibit the Fund from issuing senior securities. The By-laws also include certain notice requirements regarding Stockholder nominees for Directors and proposals that may have the effect of delaying a change of control.

LEGAL MATTERS

Certain legal matters in connection with the common shares will be passed upon for the Fund by Blank Rome LLP, New York, New York.

REPORTS TO STOCKHOLDERS

The Fund sends its Stockholders unaudited semi-annual and audited annual reports, including a list of investments held.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tait, Weller & Baker LLP is the independent registered public accounting firm for the Fund and will audit the Fund's financial statements. Tait, Weller & Baker LLP is located at 1818 Market Street, Suite 2400, Philadelphia, Pennsylvania 19103.

ADDITIONAL INFORMATION

The prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-**175187**). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

119678.00100/12118874v.1**0336**

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

THE FUND'S PRIVACY POLICY

FACTS	WHAT DOES CORNERSTONE TOTAL RETURN FUND, INC. ("CORNERSTONE" OR THE "FUND"), AND SERVICE PROVIDERS TO THE FUND, ON THE FUND'S BEHALF, DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we, and our service providers, on our behalf, collect and share depends on the product or service you have with us. This information can include: • Social Security number • account balances • account transactions • transaction history • wire transfer instructions • checking account information When you are *no longer* our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers ' personal information; the reasons the Fund, and our service providers, on our behalf, choose to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Cornerstone share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share

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For nonaffiliates to market to you	No	We don't share

Questions?	Call (513) 326-3597

What we do	
Who is providing this notice?	Cornerstone Total Return Fund, Inc. ("Cornerstone" or the "Fund")
How does the Fund, and the Fund's service providers, on the Fund's behalf, protect my personal information?	To protect your personal information from unauthorized access and use, we and our service providers use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does the Fund, and the Fund's service providers, on the Fund's behalf, collect my personal information?	We collect your personal information, for example, when you: ▪ open an account ▪ provide account information ▪ give us your contact information ▪ make a wire transfer We also collect your information from others, such as credit bureaus, affiliates, or other companies.
Why can't I limit all sharing?	Federal law gives you the right to limit only ▪ sharing for affiliates' everyday business purposes – information about your creditworthiness ▪ affiliates from using your information to market to you ▪ sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Cornerstone Advisors, Inc., Cornerstone Progressive Reutrn Fund and Cornerstone Strategic Value Fund, Inc.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Cornerstone does not share with nonaffiliates so they can market to you.*
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ *Cornerstone does not jointly market.*

Not part of the Prospectus

119678.00100/12118874v.1~~0~~336

Cornerstone Total Return Fund, Inc.

_____ Right for _____ Shares
Common Stock

_____

PROSPECTUS

_____, 2011

_____

Comparison Details	
Title	**pdfDocs compareDocs Comparison Results**
Date & Time	8/5/2011 10:25:06 AM
Comparison Time	3.81 seconds
compareDocs version	v3.4.7.10

Sources	
Original Document	[#12103123] [v6] CRF N-2 Prospectus- Rights Offering (as filed on June 28, 2011).docDMS Information
Modified Document	[#12117268] [v1] CRF N-2/A #1 Prospectus- 2011 Rights Offering.docDMS information

Comparison Statistics	
Insertions	20
Deletions	18
Changes	31
Moves	0
TOTAL CHANGES	69

Word Rendering Set Markup Options	
Name	Standard
Insertions	
Deletions	
Moves / Moves	
Inserted cells	
Deleted cells	
Merged cells	
Formatting	Color only.
Changed lines	Mark left border.
Comments color	ByAuthorcolor options]
Balloons	False

compareDocs Settings Used	Category	Option Selected
Open Comparison Report after Saving	General	Always
Report Type	Word	Formatting
Character Level	Word	True
Include Headers / Footers	Word	True
Include Footnotes / Endnotes	Word	True
Include List Numbers	Word	True
Include Tables	Word	True
Include Field Codes	Word	True
Include Moves	Word	True
Show Track Changes Toolbar	Word	True
Show Reviewing Pane	Word	True
Update Automatic Links at Open	Word	True
Summary Report	Word	End
Include Change Detail Report	Word	Separate
Document View	Word	Print
Remove Personal Information	Word	False